THE NATION'S DATA PROVIDER



The First American Corporation 2003 ANNUAL REPORT

TABLE OF CONTENTS

ON THE COVER: **Always a symbol of strength, stability, and tradition, First American has now transformed into a true technology leader and the nation's largest provider of data.**

FIRST AMERICAN PROFILE

The First American Corporation is the nation's largest data provider, supplying leading business information products and services that impact the major economic events of people's lives, such as getting a job; renting an apartment; buying a car, house, boat, or airplane; securing a mortgage; opening or buying a business; and planning for retirement.

We serve mortgage, real estate, and a variety of consumer-related businesses, as well as consumers themselves, with the data to help them make decisions, operate their businesses, and advance their lives.

Throughout 2003, the First American Family of Companies, many of which command leading market share positions in their respective industries, operated within seven primary business segments, including: Title Insurance and Services, Specialty Insurance, Trust and Other Services, Mortgage Information, Property Information, Credit Information, and Screening Information.

Over our 115-year history, First American has evolved from a one-county abstract company to a diversified, international business information products and services provider. An enduring philosophy of providing the services our customers need—and providing them where and how they need them—has led First American to expand in both reach and scope. As the largest data provider in America today, our companies are helping to lead their industries in technological advancements, bringing efficiencies to our customers as well as to our own operations.

First American is based in Santa Ana, California, where we have had our roots since 1889. Today, our Corporation has 29,000 employees in approximately 1,800 offices throughout the United States and abroad.

First American is dedicated to leading our respective industries—in customer satisfaction by providing consistently high-quality service; in innovation by developing and marketing new systems, products, and services; in profitability by demanding efficiency; and in growth by searching out domestic and international opportunities.

FINANCIAL HIGHLIGHTS

(in thousands, except percentages, per share amounts, and employee data)	2003	2002	Percent increase
Revenues	**$6,213,714**	$4,704,209	32
Expenses	**5,374,992**	4,254,302	26
Income before income taxes and minority interests	**838,722**	449,907	86
Income taxes	**292,000**	149,900	95
Income before minority interests	**546,722**	300,007	82
Minority interests	**95,700**	65,640	46
Net income	**$ 451,022**	$ 234,367	92
Stockholders' equity	**$1,879,520**	$1,364,589	38
Return on average stockholders' equity	**27.8%**	19.0%	46
Cash dividends on common shares	**$ 38,850**	$ 24,570	58
Per share of common stock (Note A) —			
Net income:			
Basic	**$ 5.89**	$ 3.27	80
Diluted	**$ 5.22**	$ 2.92	79
Stockholders' equity	**$ 23.84**	$ 18.53	29
Cash dividends	**$ .50**	$ .34	47
Number of common shares outstanding —			
Weighted average during the year:			
Basic	**76,632**	71,594	7
Diluted	**87,775**	82,567	6
End of year	**78,826**	73,636	7
Number of employees	**29,802**	24,886	20

Note A — Per share information relating to net income is based on weighted-average number of shares outstanding for the years presented. Per share information relating to stockholders' equity is based on shares outstanding at the end of each year.

OPERATING REVENUES BY BUSINESS SEGMENT



Title Insurance and Services 72%
Mortgage Information 11%
Property Information 6%
Credit Information 4%
Specialty Insurance 3%
Screening Information 3%
Trust and Other Services 1%

INCOME BEFORE INCOME TAXES, MINORITY INTERESTS, AND CORPORATE EXPENSES BY BUSINESS SEGMENT



Title Insurance and Services 52%
Mortgage Information 25%
Property Information 11%
Credit Information 7%
Specialty Insurance 3%
Screening Information 1%
Trust and Other Services 1%

2003 was a remarkable year for First American.

We set records in all categories, including annual revenues, earnings, and, most importantly, earnings per share. In the latter category, we earned $5.22 per diluted share, eclipsing our previous record of $3.21 in 1998. Our year-over-year improvement exceeded that of all of our traditional peer companies in each category. Our share price improved by 34.1 percent.

We are, nonetheless, disappointed in the performance of our stock. We've created an excellent company, with excellent, diversified earnings, and yet our shareholders have not been adequately rewarded. Why is this? Following is a discussion of the strengths of our Company. During this discussion, I'll address the factors that affect the value of our stock and the solutions we will continue to pursue aggressively.

FIRST AMERICAN—THE NATION'S DATA PROVIDER

Did you know that First American is the largest provider of data in the country? As evidenced throughout this annual report, we will endeavor to make sure that this is well understood as the future unfolds. And, we will continue to add to our data at every opportunity. Five of our seven segments are primarily data providers. Much of our information comes from public records, but an increasing amount comes from our own databases. We began as a title insurance company, but we are much more than that now. We are a data company.

OUR BUSINESS SEGMENTS—
DIVERSIFIED, GROWING, AND SUCCESSFUL

Title Insurance and Services

Our biggest business is title insurance. The investment community is uncomfortable with title insurance for three reasons: (1) title insurance is cyclical, (2) title insurance is regulated, and (3) title insurance is dull.

I think title insurance is a GREAT business! First, while it is, like all businesses, a cyclical business, the cycles in recent years have softened due to the sophistication of mortgage borrowers. When the economy softens, mortgage rates tend to go down, which leads to a rise in refinance activity. The refinance surges are strong and quick nowadays because borrowers are more attuned to mortgage rate movements than they used to be. When the economy improves, rates rise; but, the consumer confidence fueled by a robust economy leads to a strong resale and new housing market. In short, there is now a balance in the factors affecting title insurance volumes, and the cycles are softer.

A second concern relates to the regulated nature of title insurance and the perception that regulation is bad. All insurance enterprises, be they life insurance companies or property and casualty companies, suffer from this perception. However, regulation can be a plus because it can keep rates at a reasonable level. The various insurance commissioners around the country protect consumers from insurer insolvency by regulating rates and protecting the insurers from the break-neck price wars that exist in some businesses. Regulation can be a good thing.

Lastly, addressing the charge that title insurance is dull—nothing could be further from the truth. Over the last five years, our Title Insurance segment, unlike those of our competition, has evolved into a very data-intensive, technology-driven business. Everything changed with the advent of our *FAST* Transaction System. In the old days (a few years ago) our product was produced like an automobile, one step at a time, each task beginning when the last was completed. Now the process takes place simultaneously, eliminating duplication and greatly improving speed. Most importantly, the process is now performed over a sophisticated Internet-based system (*FAST*) so that, instead of operating in hundreds of searching centers concentrated around hard-copy records throughout the country, the title expert need only get to a computer. Searches in county "A" can now be done in county "B." Searching facilities can now be consolidated, and the searching work can be processed in the most efficient place. This can be anywhere in the world. The efficiency of this system was evident in our 2003 earnings, but the big improvements will show in future years. This system prepared us for the new world of real estate conveyancing, where big lenders control the process and where speed and electronic delivery are extremely important. We are way ahead of our competitors in this effort.

A by-product of this system of centralized back-office processing is the new way we look at acquiring title offices. Today, the economies of our branch purchases are greatly enhanced. We can now move back-office processing of an acquired title operation to our existing facilities and greatly improve efficiencies.

In 2003, our Title Insurance segment purchased 25 title operations around the country. The most significant of these was Metropolitan Title, operating primarily in a number of midwestern states. Another significant transaction is our pending acquisition of Pacific Northwest Title, which operates in Washington, Oregon, Idaho, and Alaska. The combined revenues of these companies should exceed $225.0 million, and we expect they will contribute significantly to our 2004 earnings per share.

Of special note is the progress of our Talon Group. This is a separate title company brand that will compete with and complement our First American Title brand, which is by far the largest single brand in the industry. The previously mentioned Metropolitan and Pacific Northwest brands will also retain individual identities and expand as separate entities with separate strategies.

Our Title Insurance segment earned $494.9 million, an increase of 82.2 percent when compared with last year. Not a bad increase for a "dull" industry! Our title operation, with its drastically improving fundamentals and very strong cash flows, is the perfect centerpiece for the nation's largest data provider. The future for this segment is limitless.

Mortgage Information

Our next largest segment is Mortgage Information. Earnings for this segment were $238.5 million, with a pretax margin of 35.7 percent. Included in this segment are several components of the real estate-related "bundle" of products and services that First American pioneered. These products include tax service, flood certification, and default-related products. First American enjoys a strong number-one market share position in each of these products.

On October 1, 2003, we substantially improved our earnings potential and market share when we acquired the Transamerica tax service and flood certification companies in a $375.0 million all-cash purchase. Our market share position in these two data businesses before the acquisition was number one. Transamerica was number two in each product. The combination creates a commanding market share position for each product in businesses where market share is very important. We expect our earnings in 2004 to improve 35 cents per share due to this acquisition.

In any data business, volume is paramount. Costs of updated databases must be spread over as many requests for information as possible. The more volume, the lower the costs per unit. Our tax service and flood certification businesses have excellent fundamentals because of our strong market shares.

Our already number-one position in default products will continue to expand through organic and acquisition growth. Our excellent market share position will help us to improve our earnings in this counter-cyclical, foreclosure-based business.

While volumes in 2004 will be down when compared with the refinance-fueled volumes of 2003, we are very confident in our future earnings from this segment.

Property Information

Our Property Information segment is our most data-intensive business. In this segment, we have databases that cover: (1) property characteristics, (2) imaged recorded real property documents, and (3) title records. We hold number-one market share positions in each category. The title plant services business, called Data Trace, is a joint venture with national title insurer LandAmerica Financial Group, Inc. Also in this segment is our appraisal company, the nation's largest, which provides traditional and electronic appraisals of real estate. Our appraisal business is another joint venture with LandAmerica.

Our Property Information segment earned $105.3 million, with a margin of 27 percent. In 2002, we earned $71.5 million. This segment, which relies on license fees as well as transaction-based revenue, is evolving into a low-cyclicality business. Adding to the improving fundamentals is a strong offshore processing capability that has been evolving for nearly a decade.

It should be mentioned that we acquired the foundation of this segment in 1998 in connection with the creation of our partnership with Experian, one of the three big credit bureaus. As a part of this transaction, Experian became a 20 percent owner of our real estate-related products (other than title insurance). This has been an excellent partnership.

Credit Information

Our Credit Information segment is also a huge data provider, holding dominant market shares in the provision of specialty credit reports to the mortgage and auto industries. Included in this segment is our subprime credit bureau, which acts as a fourth credit provider (in addition to Experian, TransUnion, and Equifax) relating to borrowers that don't qualify by traditional credit standards. This database includes rent-to-own defaults and payday loan defaults and is supplemented by our other databases of criminal, eviction, and driving records.

Credit information is needed for more purposes every day and we are in a strong position to provide it from every possible source, whether it be our own databases or from the three credit bureaus mentioned above. In a typical month we sell over 4.5 million credit reports. This volume improves our pricing from the bureaus and our efficiencies in general. We are a very strong credit provider.

Specialty Insurance

Our Specialty Insurance segment takes advantage of our title relationships and sells complementary products. Our home warranty business, selling one-year policies covering fixtures such as heating and plumbing in resale housing, had another great year. Thirty-eight percent of our home warranty revenues come from renewals, making this a steady performer. National expansion is nearing completion (we're now in 40 states). This will open up new markets.

Our property and casualty business sells homeowner's insurance to our title customers. This has worked very well. We hit a bump in 2003 when California experienced the largest fire in U.S. history. Happily, we had excellent reinsurance coverage and our loss due to the fire was $5.0 million. In spite of this extraordinary event, the segment's earnings in 2003 were $30.1 million, compared with $24.5 million in 2002.

Trust and Other Services

Our Trust and Other Services segment had a good year with earnings of $9.7 million in 2003. This segment is closely tied to our Title Insurance segment and will be combined with that segment going forward.

Screening Information

Our Screening Information segment, which sells reports used to screen applicants for apartments and for jobs, has a particularly bright future. This group, known as the First Advantage Corporation, is a 77 percent First American-owned company that trades on NASDAQ under the symbol FADV. The reports offered by First Advantage can include criminal history, driving records, credit information, drug test analysis, and eviction history. Also included is US SEARCH.com Inc., a company that offers people-location services through its Web site, which is visited more than 6 million times each month. This data business is growing rapidly and is a consolidator in every sense of the word.

BUNDLING—A RESPONSE TO CUSTOMER DEMANDS

Over the last 10 or so years, we have been building a bundle of real estate-related products and services. In the last year, our lender customers have begun to buy products in groups, rather than one at a time, seeking a slightly better price and more efficient delivery. In addition, the Department of Housing and Urban Development had proposed legislation that strongly encouraged bundled products on the theory that the consumer will benefit. Our ability to bundle our real estate-related products and services will be increasingly important over the next few years, and it places First American in a very strong position to benefit by this trend.

OUR GOAL—A TRUE RECOGNITION OF SHAREHOLDER VALUE

As you can see, we have created a strong, successful, and diversified data business. So why is our earnings multiple below 6 on trailing earnings and below 10 on forward earnings?

Perhaps it is because we rarely announce share buy-back programs. We avoid these because we feel if we announce a program we should be sure to follow through with it. And, we're reluctant to buy back shares when our strategies can continue to benefit by strong, well-conceived, and well-integrated acquisitions. That having been said, if the best use for our cash is to buy back shares, we will do it. We've done it before (in 1999) and it worked out well.

More likely it is because our Company is valued based on old perceptions and cyclicality fears. We are not viewed as a data business, as we should be. But it makes no sense to complain about market perception because perception "is what it is." Our challenge is to change the perception by continuing to strengthen our position as the nation's premier data provider and by delivering strong earnings. We will also change the way we explain our Company and we will take our message to anyone who will listen.

Data businesses are the best businesses. They take complete advantage of all the pluses that technology offers. Costs can be nearly fixed, covering the data entry expenses, and yet the data can be sold time and time again for little, if any, incremental cost increase. As volumes grow, barriers to entry grow and margins improve. Our Company is the nation's biggest example of the best business I can think of: data. We are very confident in our future and we will aggressively tell our story. We are hopeful that our price/earnings ratio level will grow significantly.

RETIREMENTS

This year my father, Don Kennedy, stepped down as Chairman of the Board and became Chairman Emeritus. I can think of no executive who has done more for any company. We had one office when he joined First American in 1948. He became President in 1963 and since then our revenues have grown more than 65,000 percent! Under his leadership, the Company moved into new states, new countries, and new businesses. He made us a public company in 1964 and our stock price has grown 2,771 percent since then (the S&P during that time grew at 1,254 percent). Through it all, he has been a tremendous boss to us all. He has supported me always—when I deserved it and usually when I didn't. He is 85 years old but still has radical ideas. And, I'm embarrassed to say, he can still beat me in golf. We are fortunate he will continue to provide counsel as a board member.

Also retiring in 2003 was Phil Branson. Phil started our home warranty business in 1984 and ran it beautifully for 19 years. He leaves behind a legacy of integrity and a wonderful team of leaders.

2003 was a year when many long-range strategies began to bear fruit. As we view the future, it is clear that our market shares will continue to rise and our efficiencies will continue to improve. We look ahead with excitement.

The Board of Directors of
The First American Corporation joins me
in thanking you for your support.

Parker S. Kennedy
Chairman of the Board,
President, and Chief Executive Officer



Parker S. Kennedy



Thomas A. Klemens
Senior Executive
Vice President and
Chief Financial Officer



Craig I. DeRoy
Senior Executive
Vice President



Experience and BOLD moves have led us to a unique position of strength.

Blending more than a century of expertise in data collection and management with two decades of high-technology processing techniques, First American has become the national leader in providing critical information to a wide variety of industries.

We have earned this special place in the nation's business community through our combination of powerful expansion and successful diversification moves. Not long ago, we focused on gathering and uniquely packaging a variety of data to move our Company into a distinct and profitable arena. That foray has been extremely successful and defines what First American is today.

Bold actions such as these made throughout our Company's history have positioned us time and again to increase our revenues, expand our market share, and enhance shareholder value. Once a single-line provider of title insurance for the real estate industry, First American is now a diversified information services company with operations in many essential and growing markets.

It is the many strategic moves we have made—such as our concentration on providing data to a varying customer base—that have led to our ongoing success. The following pages highlight some of these strategic moves—past and present—and the shareholder value that accompanies them.

A HISTORY OF REVENUE-ENHANCING ACTIONS HAS GENERATED CLEAR SUCCESS



First American has established a pattern of making strategic business decisions that have shifted our Company's momentum and created positive financial results.

Examples throughout our history clearly show these results.

- It may be said that First American started its preparation for business in the new millennium a half-century before it began. It was nearly 50 years ago that the Company's leadership made the decision to expand beyond its Southern California homeland by acquiring small title companies in nearby counties. An established pattern of expansion from dual sources—internal operations and acquired businesses—continues to feed First American's growth today.
- More than two decades ago, our efforts firmly established First American as a national company, with operations in all 50 states. This made possible the offering of services to large, national companies with interests in many parts of the country. Our action also opened the door to continued expansion and, in turn, revenue growth.
- In the early 1990s, a unique decision made at First American led us to acquire real estate-related companies outside the title insurance industry—a process that has continued into the next millennium. The goal was to expand our revenue base by entering businesses that reach our current market with added services and, in turn, create additional revenue sources. The result is that today, First American touches more than 90 percent of all real estate transactions in the United States.

At each of these stages in our growth, First American gained additional revenue and income, and put into place mechanisms for still greater progress.

First American has begun to harvest the benefits of its many years of experience and its bold moves to expand and diversify. As our operations become fully integrated, and the benefits of synergy are realized, the Company continues to refine its marketing, product development, and systems, as well as its financial model and control mechanisms.

Today, our Company is in the midst of carrying out new and exciting initiatives that we believe will bear the same type of successful results that our previous moves have historically realized. It is our management's aim, through these bold efforts, to earn for the Company a greater valuation in the capital markets, resulting in greater returns for First American shareholders.

CURRENT STRATEGIES BRING NEW VALUE TO THE COMPANY

Initiatives undertaken by First American, mainly over the past decade, are bringing added value to the company and its shareholders.



Some of these initiatives are based in advanced information technology, others in market expansion through acquisition and internal growth.

All serve to raise the First American profile in our markets, and all lead to present-day realization of returns on investment. Some examples of these initiatives are: the transformation of our title business to an information technology operation, a focus on the high-growth aspects of the mortgage-related services industry, the creation of bundled products to meet new market needs, and our rapid expansion into non-real estate-related businesses.

THE REFORMATION OF TITLE INSURANCE OPERATIONS

The title insurance business, which has provided vital ownership protection to homeowners for well over 100 years, had changed little before the advent of information technology. First American, seeing an opportunity to leverage its vast resources and information pools into a new era of growth, undertook a challenging and costly conversion of the processes by which our business operates.

During the past decade, we have made vast investments in hardware and software and bore the complexities and costs of integrating technology with a long-established business that had been conducted manually for a century.

The result was the development of our *FAST* Transaction System, First American's answer to this challenging integration and the first complete technology solution offered in the industry. The system was rolled out nationally across the Company's title operations in 2002. *FAST* automates many title operations and has eliminated 50 title production and searching systems. It is one of the largest Microsoft application databases, permitting more than 10,000 users simultaneous access to data.

Because 90 percent of title production can be centralized, the hundreds of production offices that operated nationwide in 2002 can be reduced to just a handful in the next few years. Approximately 80 percent of their support services could also be provided by low-cost resources abroad.

Just one year after its national rollout, the *FAST* Transaction System has already contributed to efficiency gains of $100 million on an annualized basis.

Our first-to-market position with this technology opens doors to increased business and revenues, while our enhanced production speed and streamlined operations position us well for continued margin enhancement.

Our leading businesses bring with them the industry's foremost experts and technology. Through these, First American's continued market expansion and product introductions position us firmly for continued industry dominance and increased revenue opportunities.

BUNDLED SERVICES MEET A WELCOMING MARKET

Very recently, the mortgage lending and real estate industries have put a tremendous focus on the bundling of settlement services, such as title insurance, appraisal, credit reporting, flood determination, and tax services. Even the Department of Housing and Urban Development has been involved in ongoing reform measures that would encourage the bundling of services to lenders and, possibly, directly to consumers.

In line with industry demand, First American was first to market with bundled settlement services. Our previously mentioned market strength throughout the settlement services industry gives us the greatest opportunity for market capture and maintenance. Put simply, no other company in the marketplace can package the combined breadth and quality of products and services that we can.

> We introduced the nation's first purchase money bundle of settlement services in 2003.

RISING TO LEADERSHIP IN MORTGAGE-RELATED SERVICES

Following a strategic, targeted plan initiated nearly a decade ago, First American has carefully positioned itself as the leader in mortgage-related services. Largely by means of acquisitions over the past several years, our Company now offers the entire collection of services essential to the mortgage-loan process.

These necessary services include title insurance, credit reports, flood certifications, tax reporting, appraisals, and default services. Our market share strength in these businesses has defined our leadership role. We hold the clear number-one market positions in five of these six businesses, and the number-two position in the sixth. In each market, however, there is continued room for growth.

Additionally, three of these businesses work with eight of the top ten mortgage originators in the nation, two work with all of the top ten originators, and our title company works with virtually every originator in the United States.

We introduced the industry's first purchase money bundle of settlement services in 2003—well ahead of the rest of the market. First American's aggressive marketing of these bundled products will allow us to introduce our products and services to previously untapped customers. It also opens the door to forwarding additional First American products to these customers. And, while we expand our businesses in our traditional markets, we will also be best positioned to enter additional markets.

As an example, in 2003, First American announced the launch of a program that makes bundled services available at special rates to emerging markets, including low-income and minority borrowers. This unique program combines a low-cost settlement services bundle with restructured credit assessment tools, all designed to help greater numbers of American families qualify as homebuyers. At present, low-income families are underserved by the real estate and financial services industries, and so we see great revenue-generating opportunities for First American within these markets.

All of these opportunities should lead to greater market penetration and profits for our Company.

STRATEGIC DIVERSIFICATION OPENS NEW OPPORTUNITIES

As mentioned, First American is now the leading provider of data in America. In addition to the massive data-oriented businesses that we operate to serve the mortgage and real estate industries, we have also acquired and built a variety of leading data-driven businesses that provide information to markets not related to these industries. These ventures leverage First American's data-mining and product-creation capabilities, and make further use of many of its databases.

Importantly, the various markets these companies serve operate in a variety of business cycles, while some have no discernable cycle. This is already showing great advantages by lessening the effect that real estate cycles have historically had on First American in our traditional businesses. And, each of these new businesses is tied to important drivers of the national economy.

By the end of 2003, our diversified non-title businesses had grown to command more than a quarter of First American's total revenues and nearly half its pretax income. By the end of the current decade, these fast-growing and higher-margin businesses are expected to provide half the Company's revenues.

Some examples of the active and promising businesses in which we now operate include screening services, auto credit services, and subprime credit services.

- Through its 77 percent interest in First Advantage, our Company can claim the top market position in both the people location and resident screening industries; the number-two position in occupational health services, motor vehicle records services, and insurance fraud investigative services; and the number-three position in employment screening.

  A growth strategy that has led First Advantage to acquire these top companies in varied market areas continues to be successful and positions us for larger market capture.

- First American leveraged its leadership in mortgage credit reporting to become the national leader in specialty credit reports for the automotive industry. This industry's business cycles are not consistent with those of the real estate market, providing the stability of a diversified income base for First American.

  For automotive retailers and their customers, First American provides credit reports and credit scoring, fraud-prevention tools, and vehicle title insurance. And, with more than 60 million new and used vehicles sold each year in America, the automotive financing industry holds great market growth and revenue potential for First American.

- First American also finds diverse markets for the data in its subprime credit database, the nation's largest of its kind. The Company provides this unique consumer credit information for risk analysis to the payday loan, rent-to-own, cable system, people location, credit card, automotive, and insurance industries.

  While we do not currently sell a great deal of our subprime credit information within the mortgage industry, the demand is increasing. With the recent attention being given by the Federal Government to increasing home ownership within low-income communities, First American is uniquely positioned to provide this credit information where needed.



FIRST AMERICAN IS THE LARGEST PROVIDER OF DATA IN AMERICA TODAY

A surprising statistic to some, First American currently sells more data than any other company in the United States. This fact is what truly defines and differentiates First American today.



Using proprietary or publicly accessible records, First American gathers data and forms it into useful, decision-ready information products and services that serve a wide variety of industries and consumers. Our businesses in the fields of title information, specialty insurance, mortgage information, property information, credit information, and screening information have one vital thing in common—they all expertly extract data, package it, and sell it in forms critical to America's businesses and their customers.

Today, First American owns among the largest Oracle content, Microsoft application, and IBM image document databases. Where leadership is measured by market position, First American excels across many business segments.

- First American's property information database covers more than 2,000 U.S. counties, representing 95 percent of the nation's real estate transactions—twice those of its nearest competitor.
- First American leads the industry in title information and recorded information, with a database of 450 million property records.
- First American's database of 1.8 billion recorded documents makes it the nation's largest online image repository.
- First American's credit operations provide over 4.5 million credit reports a month to mortgage professionals, automobile loan processors, consumers, and subprime credit users.

WE ARE SOLIDLY POSITIONED FOR INCREASED SHAREHOLDER VALUE

The operations now in place throughout First American, and the systems and processes that control them, are aimed at steady improvement in profit margins, consistency of reported earnings gains, and diversification that will mitigate normal business cycles.

Throughout our Company, the strategies enacted today are directed toward both short- and long-term gain. As the nation's leading provider of data, we welcome our future opportunities.



D.P. Kennedy

visionary, innovator, leader

1951



Promoted to Vice President of First American

First American revenues reach $585,989

1957

Begins expansion program and soon establishes offices in adjacent California counties

1958



Promoted to Executive Vice President of First American

1960

Serves as President of the California Land Title Association

1963

Appointed President of First American



First American revenues reach $9.6 million

1964

Launches First American's initial public stock offering



On December 11, 2003, after having marked more than a half a century of service to our Company, First American Chairman Donald P. Kennedy was named Chairman Emeritus.

As he steps into this new phase of his remarkable life, Don Kennedy is considered by his fellow employees, by the title insurance industry, and by people throughout the larger business community as a man who not only built a great company, but remade an entire industry.

Don Kennedy, the grandson of First American founder C.E. Parker, interrupted his education to join the U.S. Navy in World War II. He served in both the Atlantic and Pacific theaters before returning to his law school studies. Then, upon graduation in 1948, he joined First American—then called Orange County Title—as associate counsel.

Kennedy knew that despite its amazing growth, the company that would become First American would soon outgrow serving Orange County, California, alone. He helped the Company expand first to neighboring counties, then across California and into neighboring states, finally to become a fully national firm. Next, First American's true globalization began with expansion into Mexico and the United Kingdom. Later, the Company became the only title insurance company in Australia, the largest in Canada, and the first in South Korea. Thanks to Don Kennedy's great vision, our Company now serves clients in many nations around the world.

Very early in his career, Don Kennedy grew impatient with the inherently slow pace of the title insurance business and reasoned that it could be made much more responsive to customer orders. He devised ways to speed order processing from its usual two- or three-week turnaround, to a matter of just days. As he rose through the Company's ranks, Don Kennedy pressed management to integrate advanced information technology into its systems to make them faster, more accurate, and less costly. Under his urging, and later under his leadership, First American took the industry lead in adapting information technology to the title business. Over many years, the processes that had been reduced to a few days' time came to be done in minutes or seconds. While the industry has followed suit, it was Don Kennedy's initial vision that truly changed the way the title business operates.

In addition to his visionary leadership in geographic expansion and the implementation of technology, Don Kennedy foresaw the need to diversify his company. He engineered the acquisition of a trust company, a home warranty provider, a real estate tax service firm, and others. Further efforts in this spirit by the Company led to the acquisition of a collection of fast-growing businesses not subject to real estate cycles—businesses that are expected to command half the Company's revenues by the end of the current decade.

Throughout his career he has been, above all, an exceptional leader. He has a remarkable ability to see potential in people who sometimes do not see it in themselves. And, once he put a First American manager in place, he gave them the autonomy to run the operation as if it were their own. This decentralized method of leadership has been emulated throughout the title industry and is as strong as ever at First American today.

The First American Corporation and the title insurance industry owe more to the vision of this man than to any other. And none has earned greater respect, admiration, and affection than Donald P. Kennedy.

1983 — Serves as President of the American Land Title Association

1984 — First American Home Buyers Protection Corporation — Incorporates a home warranty subsidiary into First American

1989 — Inducted into California Building Industry Association Hall of Fame



1993 — Appointed Chairman of the Board, as First American moves stock to New York Stock Exchange



1999 — Chapman University dedicates Donald P. Kennedy Hall, home of the University's law school



2003 — Appointed Chairman Emeritus — First American revenues reach $6.2 billion

RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES — The Company's management considers the accounting policies described below to be critical in preparing the Company's consolidated financial statements. These policies require management to make estimates and judgments that affect the reported amounts of certain assets, liabilities, revenues, expenses and related disclosures of contingencies. See Note 1 to the consolidated financial statements for a more detailed description of the Company's accounting policies.

Revenue recognition. Title premiums on policies issued directly by the Company are recognized on the effective date of the title policy, and for policies issued by independent agents, when notice of issuance is received from the agent. Revenues from home warranty contracts are recognized ratably over the 12-month duration of the contracts. Revenues from property and casualty insurance policies are recognized ratably over the 12-month duration of the policies. The Company's tax service division, which is included in the mortgage information segment, defers its tax service fee and recognizes that fee as revenue ratably over the expected service period. The amortization rates applied to recognize the revenues assume a 10-year contract life and are adjusted to reflect prepayments. The Company reviews its tax service contract portfolio on a quarterly basis to determine if there have been changes in contract lives and/or changes in the number and/or timing of prepayments and adjusts the rates accordingly to reflect current trends. For all other products, revenues are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Provision for title losses. The Company provides for estimated title insurance losses by a charge to expense when the related premium revenue is recognized. The amount charged to expense (the loss rate), as well as the adequacy of the ending reserves, is determined by the Company based on historical experience and other factors, including changes and trends in the type of title insurance policies issued, the real estate market and the interest rate environment. Management monitors the adequacy of the estimated loss reserves on a quarterly basis using a variety of techniques, including actuarial models, and adjusts the loss rate as necessary.

Purchase accounting and impairment testing for goodwill and other intangible assets. Pursuant to Statement of Financial Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), the Company is required to perform an annual impairment test for goodwill and other intangible assets by reporting unit. This annual test, which the Company elected to perform every September 30, utilizes a variety of valuation techniques, all of which require management to make estimates and judgments, and includes discounted cash flow analysis, market approach valuations and the use of third-party valuation advisors. Certain of these valuation techniques are also utilized by the Company in accounting for business combinations, primarily in the determination of the fair value and estimated lives of acquired assets and liabilities. The Company's reporting units, for purposes of applying the provisions of SFAS 142, are title insurance, home warranty, property and casualty insurance, trust and other services, mortgage origination products and services, mortgage servicing products and services, property information services, conventional credit information, subprime credit information, pre-employment and drug screening, tenant screening and motor vehicle reporting. In accordance with the provisions of SFAS 142, the Company completed the required annual impairment testing for goodwill and other intangible assets for the years ended December 31, 2003 and 2002, and determined that there was no impairment.

Income taxes. The Company estimates its quarterly effective income tax rate based upon a variety of factors including, but not limited to, the expected revenues and resulting pretax income for the year, the composition and geographic mix of the pretax income and the ratio of permanent differences to pretax income. Any changes to the estimated rate are made prospectively in accordance with Accounting Principles Board Opinions No. 28, "Interim Financial Reporting." Additionally, management makes estimates as to the amount of reserves, if any, that are necessary for known and potential tax exposures.

Depreciation and amortization lives for assets. Management is required to estimate the useful lives of several asset classes, including capitalized data, internally developed software and other intangible assets. The estimation of useful lives requires a significant amount of judgment related to matters such as future changes in technology, legal issues related to allowable uses of data and other matters.

OVERVIEW — The majority of the revenues in the Company's title insurance and mortgage information segments depend, in large part, upon the level of real estate activity and the cost and availability of mortgage funds. Revenues for these segments result primarily from resales and refinancings of residential real estate and, to a lesser extent, from commercial transactions and the construction and sale of new housing. Over one-half of the revenues in the Company's property information and credit information segments also depend on real estate activity. The remaining portion of the property information and credit information revenues, as well as the revenues for the Company's specialty insurance, trust and other services, and screening information segments, are isolated from the volatility of real estate transactions. Traditionally, the greatest volume of real estate activity, particularly residential resale, has occurred in the spring and summer months. However, changes in interest rates, as well as other economic factors, can cause fluctuations in the traditional pattern of real estate activity.

FIXED 30-YEAR MORTGAGE RATES
(AVERAGE PER QUARTER)


9%
8%
7%
6%
5%
Q1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4
00
01
02
03

During the second half of 2000, mortgage interest rates began to decline, fueling an increase in refinance activity. This trend continued into the fourth quarter of 2000 and resulted in a high inventory of open orders going into the first quarter of 2001. This, coupled with record levels of refinance activity as a result of the continuation of low mortgage interest rates, as well as the high demand for residential resale and new home sales, resulted in an exceptionally strong 2001. Mortgage originations totaled $2.03 trillion in 2001, up from $1.02 trillion in 2000. The favorable trends present during 2001 continued into 2002. Refinance activity remained at high levels, with existing- and new-home-sale activity surpassing 2001 levels. Mortgage originations reached $2.79 trillion in 2002, with refinance activity comprising 66.4% of the total. Mortgage interest rates remained low through the first three quarters of 2003, fueling new record-setting refinance activity, but began to rise during the fourth quarter of the year. Existing- and new-home-sale activity also reached new record levels. Mortgage originations totaled $3.91 trillion in 2003, with refinance activity comprising 71.3% of the total. The increase in mortgage interest rates that began in the fourth quarter of 2003 resulted in a low inventory of open orders going into 2004. This, together with the expectation of a relatively stable to marginally increasing mortgage interest rate environment in 2004, will most likely result in a return to more traditional, seasonal real estate patterns in 2004, where the greatest volume of real estate activity will occur in the spring and summer months.

OPERATING REVENUES — A summary by segment of the Company's operating revenues is as follows:

(in thousands, except percentages)	2003	%	2002	%	2001	%
Financial Services:						
Title Insurance:						
Direct operations	**$2,264,925**	**37**	$1,803,775	39	$1,463,303	40
Agency operations	**2,138,059**	**35**	1,589,817	34	1,185,691	32
	4,402,984	**72**	3,393,592	73	2,648,994	72
Specialty Insurance	**207,287**	**3**	143,307	3	112,054	3
Trust and Other Services	**39,546**	**1**	41,737	1	39,882	1
	4,649,817	**76**	3,578,636	77	2,800,930	76
Information Technology:						
Mortgage Information	**642,684**	**11**	479,288	10	407,006	11
Property Information	**366,271**	**6**	259,315	6	210,975	6
Credit Information	**246,987**	**4**	215,337	5	194,981	5
Screening Information	**166,430**	**3**	100,702	2	49,094	2
	1,422,372	**24**	1,054,642	23	862,056	24
	$6,072,189	**100**	$4,633,278	100	$3,662,986	100

Financial Services. Operating revenues from direct title operations increased 25.6% in 2003 over 2002 and 23.3% in 2002 over 2001. These increases reflect the growth in the number of title orders closed by the Company's direct operations, as well as increases in the average revenues per order closed. The Company's direct title operations closed 2,021,000, 1,696,100 and 1,404,600 title orders during 2003, 2002 and 2001, respectively, increases of 19.2% in 2003 over 2002 and 20.8% in 2002 over 2001. The average revenues per order closed were $1,121, $1,063 and $1,042 for 2003, 2002 and 2001, respectively, increases of 5.5% in 2003 over 2002 and 2.0% in 2002 over 2001. The increases noted in closed orders were primarily attributable to the relative changes in real estate activity year-over-year, as mentioned above. The increases in average revenues per order closed primarily reflect increasing real estate values. Operating revenues from agency title operations increased 34.5% in 2003 over 2002 and 34.1% in 2002 over 2001. These increases were primarily attributable to the same factors affecting direct title operations compounded by the inherent delay in the reporting of transactions by agents.

Specialty insurance operating revenues increased 44.7% in 2003 over 2002 and 27.9% in 2002 over 2001. These increases were primarily attributable to geographic expansion at the Company's home warranty division and market share growth at the property and casualty insurance division.

Information Technology. Mortgage information operating revenues increased 34.1% in 2003 over 2002 and 17.8% in 2002 over 2001. These increases were primarily attributable to the same factors affecting title insurance mentioned above, as well as acquisition activity. Operating revenues of $48.0 million and $14.9 million were contributed by new acquisitions in 2003 and 2002, respectively. In addition, during 2003 and 2002, the Company's tax service division accelerated its deferred revenue amortization rates to reflect the increase in refinance activity. This change resulted in increased operating revenues of $9.4 million in 2003 and $6.5 million in 2002.

Property information operating revenues increased 41.3% in 2003 over 2002 and 22.9% in 2002 over 2001. These increases were primarily due to the same favorable real estate conditions that benefited the title insurance and mortgage information segments, as well as market share growth and acquisition activity. Operating revenues of $52.4 million and $15.5 million were contributed by new acquisitions in 2003 and 2002, respectively.

Credit information operating revenues increased 14.7% in 2003 over 2002 and 10.4% in 2002 over 2001. The increase in 2003 over 2002 was primarily due to the growth in demand for credit information in the housing sector, offset, in part, by a $6.2 million reduction in revenues as a result of the sale of the Company's subsidiary, FASTRAC Systems, Inc., in August 2002. The increase in 2002 over 2001 was also primarily due to the growth in demand for credit information in the housing sector and operating revenues of $9.2 million contributed by new acquisitions.

Screening information operating revenues increased 65.3% in 2003 over 2002 and 105.1% in 2002 over 2001. These increases were primarily attributable to $56.0 million and $49.8 million of operating revenues contributed by new acquisitions for the respective periods.

OPERATING REVENUES
($ IN MILLIONS)


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
94 95 96 97 98 99 00 01 02 03

INVESTMENT AND OTHER INCOME — Investment and other income totaled $105.8 million, $89.8 million and $81.1 million in 2003, 2002 and 2001, respectively, an increase of $16.0 million, or 17.8% in 2003 over 2002, and $8.7 million, or 10.8% in 2002 over 2001. The increase in 2003 over 2002 was primarily due to a $16.5 million increase in equity in earnings of unconsolidated affiliates. The increase in 2002 over 2001 was also primarily due to an $18.3 million increase in equity in earnings of unconsolidated affiliates, offset, in part, by a $9.6 million decrease in net interest and other income, primarily as a result of lower yields on cash equivalents and the Company's investment portfolio due to the lower interest rate environment. See Note 10 to the consolidated financial statements for additional information.

NET REALIZED INVESTMENT GAINS/LOSSES — Net realized investment gains totaled $35.7 million in 2003, compared with net realized investment losses of $18.9 million in 2002 and gains of $6.6 million in 2001. The current year total included the recognition of a previously deferred gain totaling $14.2 million relating to the sale of the Company's Contour Software, Inc. subsidiary in the first quarter of 2001. This gain was initially deferred due to the uncertainty relating to the realizability of the consideration received. In the fourth quarter of 2003, management concluded that, based upon the current financial condition and expected future performance of the acquirer, the realization of the consideration was assured and, therefore, recognition of the gain appropriate. Also included in the current year total was a $13.1 million realized gain associated with the merger of the Company's Credit Online business with DealerTrack Holdings, Inc. The prior year investment losses included a $13.6 million loss resulting from the write-down of WorldCom bonds; a $2.6 million loss associated with the sale of the Company's subsidiary, FASTRAC Systems, Inc.; and $2.3 million of losses due to the restructuring of the 1031 tax-deferred exchange investment portfolio, which was managed by the Company's capital management division.

SALARIES AND OTHER PERSONNEL COSTS — A summary by segment of the Company's salaries and other personnel costs is as follows:

(in thousands, except percentages)	2003	%	2002	%	2001	%
Financial Services:						
Title Insurance	**$1,246,198**	**69**	$1,076,727	71	$ 893,615	71
Specialty Insurance	**38,506**	**2**	33,424	2	29,021	2
Trust and Other Services	**14,922**	**1**	14,260	1	12,234	1
	1,299,626	**72**	1,124,411	74	934,870	74
Information Technology:						
Mortgage Information	**210,033**	**12**	156,999	10	129,383	10
Property Information	**127,832**	**7**	102,614	7	95,910	8
Credit Information	**61,226**	**3**	63,795	4	57,034	4
Screening Information	**54,333**	**3**	31,985	2	20,795	2
	453,424	**25**	355,393	23	303,122	24
Corporate	**46,503**	**3**	43,391	3	25,459	2
	$1,799,553	**100**	$1,523,195	100	$1,263,451	100

Financial Services. The Company's title insurance segment comprised 95.9% of total salaries and other personnel costs for the Financial Services group. The title insurance segment (primarily direct operations) is labor intensive; accordingly, a major variable expense component is salaries and other personnel costs. This expense component is affected by two competing factors: the need to monitor personnel changes to match corresponding or anticipated new orders, and the need to provide quality service. In addition, this segment's growth in operations that specialize in builder and lender title business has created ongoing fixed costs required to service accounts.

Title insurance personnel expenses increased 15.7% in 2003 over 2002 and 20.5% in 2002 over 2001. The increase in 2003 over 2002 was primarily attributable to $29.3 million of personnel costs associated with new acquisitions, $12.0 million of increased employee benefit costs, incremental labor costs incurred to service the increase in business volume and increased commissions associated with the increase in closed orders. The increase in 2002 over 2001 was primarily due to $36.1 million of increased employee benefit costs, $28.2 million of personnel costs associated with new acquisitions, $26.5 million in expenses related to the implementation of the Company's *FAST* title production system, incremental labor costs incurred to service the increase in business volume and increased commissions associated with the increase in closed orders. The increase in employee benefit costs was primarily the result of the Company's discretionary match related to the 401(k) plan, which is profit driven and increases as profits escalate. This match increased $5.8 million in 2003 over 2002 and $16.9 million in 2002 over 2001. Also contributing to the overall increase in employee benefit costs were increases in health care costs of $6.2 million in 2003 over 2002 and $11.5 million in 2002 over 2001. The Company's direct title operations opened 2,511,000, 2,184,200 and 1,930,300 orders in 2003, 2002 and 2001, respectively, representing an increase of 15.0% in 2003 over 2002 and 13.2% in 2002 over 2001. From an efficiency standpoint, title insurance personnel costs as a percentage of title insurance operating revenues were 28.3% in 2003, 31.7% in 2002 and 33.7% in 2001.

Information Technology. Personnel expenses in total for the Information Technology group increased 27.6% in 2003 over 2002 and 17.2% in 2002 over 2001. These increases were primarily due to personnel expenses associated with new acquisitions, costs incurred to service the increase in business volume and increased employee benefit costs. Personnel costs associated with new acquisitions totaled $51.1 million in 2003 and $19.1 million in 2002. Employee benefit costs increased $9.8 million in 2003 over 2002 and $12.6 million in 2002 over 2001. From an efficiency standpoint, personnel costs for the Information Technology group as a percentage of operating revenues were 31.9% in 2003, 33.7% in 2002 and 35.2% in 2001.

Corporate. Corporate personnel expenses increased $3.1 million in 2003 over 2002 and $17.9 million in 2002 over 2001. The increase in 2002 over 2001 was primarily attributable to an increase of $13.3 million in employee benefit costs, increased technology personnel costs and higher general costs associated with the support effort needed to service the Company's expanded national and international operations.

PREMIUMS RETAINED BY AGENTS — A summary of agent retention and agent revenues is as follows:

(in thousands, except percentages)	2003	2002	2001
Agent retention	**$1,729,104**	$1,292,297	$ 960,215
Agent revenues	**$2,138,059**	$1,589,817	$1,185,691
% retained by agents	**80.9%**	81.3%	81.0%

The premium split between underwriter and agents is in accordance with their respective agency contracts and can vary from region to region due to divergencies in real estate closing practices, as well as rating structures. As a result, the percentage of title premiums retained by agents varies due to the geographical mix of revenues from agency operations.

OTHER OPERATING EXPENSES — A summary by segment of the Company's other operating expenses is as follows:

(in thousands, except percentages)	2003	%	2002	%	2001	%
Financial Services:						
Title Insurance	**$ 715,725**	**54**	$ 584,604	56	$474,127	55
Specialty Insurance	**23,316**	**2**	11,596	1	14,270	2
Trust and Other Services	**13,219**	**1**	12,658	1	13,873	2
	752,260	**57**	608,858	58	502,270	59
Information Technology:						
Mortgage Information	**177,234**	**14**	159,211	15	140,199	16
Property Information	**131,896**	**10**	86,039	8	73,809	9
Credit Information	**129,367**	**10**	107,781	10	101,323	12
Screening Information	**97,034**	**7**	61,037	6	26,499	3
	535,531	**41**	414,068	39	341,830	40
Corporate	**32,084**	**2**	26,199	3	9,504	1
	$1,319,875	**100**	$1,049,125	100	$853,604	100

Financial Services. The Company's title insurance segment comprised 95.1% of total other operating expenses for the Financial Services group. Title insurance other operating expenses (principally direct operations) increased 22.4% in 2003 over 2002 and 23.3% in 2002 over 2001. These increases were primarily due to incremental costs (i.e., messenger costs, reproduction costs, title plant maintenance costs, etc.) associated with servicing the increases in total order volume and costs associated with new acquisitions. Other operating expenses associated with new acquisitions were $19.6 million in 2003 and $9.6 million in 2002. Title insurance other operating expenses as a percentage of title insurance operating revenues were 16.3% in 2003, 17.2% in 2002 and 17.9% in 2001.

Information Technology. Other operating expenses for the Information Technology group increased 29.3% in 2003 over 2002 and 21.1% in 2002 over 2001. These increases were primarily due to costs associated with servicing the increase in business volume and costs associated with new acquisitions. Other operating expenses associated with new acquisitions were $66.2 million in 2003 and $57.0 million in 2002. Information Technology other operating expenses as a percentage of operating revenues were 37.7% in 2003, 39.3% in 2002 and 39.7% in 2001.

Corporate. Corporate other operating expenses increased $5.9 million in 2003 over 2002 and $16.7 million in 2002 over 2001. The increase in 2002 over 2001 was primarily due to $15.0 million of technology expenses, primarily consulting and outsourcing costs required to expand the Company's e-commerce capabilities and higher general costs associated with the support effort needed to service the Company's expanded national and international operations.

PROVISION FOR TITLE LOSSES AND OTHER CLAIMS — A summary by segment of the Company's provision for title losses and other claims is as follows:

(in thousands, except percentages)	**2003**	**%**	2002	%	2001	%
Title Insurance	**$179,681**	**55**	$135,622	60	$113,812	63
Specialty Insurance:						
Home Warranty	**56,769**	**18**	50,881	23	47,661	26
Property and Casualty Insurance	**62,777**	**19**	26,168	12	10,838	6
	119,546	**37**	77,049	35	58,499	32
All other segments	**25,177**	**8**	11,918	5	8,335	5
	$324,404	**100**	$224,589	100	$180,646	100

The provision for title insurance losses, expressed as a percentage of title insurance operating revenues (excluding the one-time 2001 adjustment mentioned below), was 4.1% in 2003, 4.0% in 2002 and 4.0% in 2001. During the third quarter of 2001, the Company recorded a $7.9 million adjustment to a purchase accounting estimate for loss reserves at one of its title insurance subsidiaries, which was purchased in 1998. This adjustment strengthened loss reserves to reflect subsequent adverse development.

The provision for specialty insurance losses reflects home warranty claims and property and casualty insurance claims. The provision for home warranty claims, expressed as a percentage of home warranty operating revenues, was 48.9% in 2003, 49.8% in 2002 and 53.1% in 2001. The rate decreases were primarily due to a decrease in the average cost per claim, which was primarily due to the elimination of higher-cost contractors that were servicing claims in new geographic areas.

The provision for property and casualty insurance claims, expressed as a percentage of property and casualty insurance operating revenues, was 63.6% in 2003, 63.8% in 2002 and 52.0% in 2001. The rate for 2003 excludes $5.0 million of catastrophe losses related to the Southern California wildfires, which represents the Company's deductible on its reinsurance treaty. The increase in 2002 over 2001 was primarily due to the shift in the lines of property and casualty insurance written from lender-placed insurance, which typically carries lower loss ratios (but higher expense ratios), to preferred homeowner's insurance, which generally carries higher loss ratios (but lower expense ratios). The Company exited the lender-placed insurance business in 2001.

DEPRECIATION AND AMORTIZATION — Depreciation and amortization increased 18.2% in 2003 over 2002 and decreased 10.6% in 2002 from 2001. The increase in 2003 over 2002 was primarily due to an increase in the amortization of intangibles as a result of acquisition activity and an increase in amortization of capitalized data and software. The decrease in 2002 was primarily due to the elimination of goodwill amortization as a result of implementing SFAS 142. See Note 5 to the consolidated financial statements. Depreciation and amortization, as well as capital expenditures, are summarized in Note 20 to the consolidated financial statements.

PREMIUM TAXES — A summary by pertinent segment of the Company's premium taxes is as follows:

(in thousands, except percentages)	**2003**	**%**	2002	%	2001	%
Title Insurance	**$46,211**	**90**	$31,045	90	$22,762	92
Specialty Insurance	**5,324**	**10**	3,613	10	2,078	8
	$51,535	**100**	$34,658	100	$24,840	100

Insurers are generally not subject to state income or franchise taxes. However, in lieu thereof, a "premium" tax is imposed on certain operating revenues, as defined by statute. Tax rates and bases vary from state to state; accordingly, the total premium tax burden is dependent upon the geographical mix of operating revenues. The Company's underwritten title company (noninsurance) subsidiaries are subject to state income tax and do not pay premium tax. Accordingly, the Company's total tax burden at the state level for the title insurance segment is composed of a combination of premium taxes and state income taxes. Premium taxes as a percentage of title insurance operating revenues remained relatively constant at approximately 1.0%.

INTEREST — Interest expense increased 7.4% in 2003 over 2002 and 11.7% in 2002 over 2001. These increases were primarily due to an increase in acquisition-related debt and, for 2002, the issuance of the Company's $210.0 million senior convertible debentures in April of 2001.

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS — A summary by segment is as follows:

(in thousands, except percentages)	2003	%	2002	%	2001	%
Financial Services:						
Title Insurance	**$494,946**	**52**	$271,720	48	$173,654	44
Specialty Insurance	**30,125**	**3**	24,465	4	11,929	3
Trust and Other Services	**9,683**	**1**	13,548	2	12,269	3
	534,754	**56**	309,733	54	197,852	50
Information Technology:						
Mortgage Information	**238,508**	**25**	146,849	26	129,751	33
Property Information	**105,339**	**11**	71,459	12	35,321	9
Credit Information	**64,291**	**7**	39,266	7	30,062	8
Screening Information	**4,505**	**1**	2,459	1	(286)	0
	412,643	**44**	260,033	46	194,848	50
	947,397	**100**	569,766	100	392,700	100
Corporate	**(108,675)**		(119,859)		(63,160)	
	$838,722		$449,907		$329,540	

INCOME BEFORE INCOME TAXES, MINORITY INTERESTS AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE
($ IN MILLIONS)


900
800
700
600
500
400
300
200
100
0
94 95 96 97 98 99 00 01 02 03

The Company's title insurance profit margins vary according to a number of factors, including the volume, composition (residential or commercial) and type (resale, refinancing or new construction) of real estate activity. Commercial transactions tend to generate higher revenues and greater profit margins than residential transactions. Profit margins from refinancing activities are lower than those from resale activities because in many states there are premium discounts on, and cancellation rates are higher for, refinancing transactions. Cancellations of title orders adversely affect profits because costs are incurred in opening and processing such orders, but revenues are not generated. Also, the Company's direct title insurance business has significant fixed costs in addition to its variable costs. Accordingly, profit margins from the Company's direct title insurance business improve as the volume of title orders closed increases. Title insurance profit margins are also affected by the percentage of operating revenues generated by agency operations. Profit margins from direct operations are generally higher than from agency operations due primarily to the large portion of the premium that is retained by the agent.

Most of the businesses that are included in the Information Technology group are database intensive, with a relatively high proportion of fixed costs. As such, profit margins generally improve as revenues increase. Revenues for the mortgage information segment, like title insurance, are primarily dependent on the level of real estate activity and the cost and availability of mortgage funds. Revenues from the property information segment are, in part, dependent on real estate activity, but are less cyclical than title insurance and mortgage information revenues as a result of a significant subscription-based revenue stream. Revenues for the credit information segment are, in part, impacted by real estate activity, but also by the consumer and automobile sectors.

In general, the title insurance business is a lower-margin business when compared with the Company's other segments. The lower margins reflect the high fixed cost of producing title evidence, whereas the corresponding revenues are subject to regulatory and competitive pricing constraints.

Corporate expenses include investment gains and losses, personnel and other operating expenses associated with the Company's corporate facilities, certain technology initiatives and unallocated interest expense.

INCOME TAXES — The Company's effective income tax rate, which includes a provision for state income and franchise taxes for noninsurance subsidiaries, was 34.8%, 33.3% and 35.7% for 2003, 2002 and 2001, respectively. The differences in the effective tax rate were primarily due to changes in the ratio of permanent differences to income before income taxes and minority interests and changes in state income and franchise taxes resulting from fluctuations in the Company's noninsurance subsidiaries' contribution to pretax profits. Information regarding items included in the reconciliation of the effective rate with the federal statutory rate is contained in Note 11 to the consolidated financial statements.

MINORITY INTERESTS — Minority interests in net income of consolidated subsidiaries increased $30.1 million in 2003 over 2002 and $20.9 million in 2002 over 2001. These increases were primarily due to the relative increases in the operating results of the Company's joint venture with Experian.

NET INCOME — Net income and per share information are summarized as follows (see Note 12 to the consolidated financial statements):

(in thousands, except per share amounts)	2003	2002	2001
Net income	**$451,022**	$234,367	$167,268
Per share of common stock:			
Net income:			
Basic	**$ 5.89**	$ 3.27	$ 2.51
Diluted	**$ 5.22**	$ 2.92	$ 2.27
Weighted-average shares:			
Basic	**76,632**	71,594	66,568
Diluted	**87,775**	82,567	75,834

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities amounted to $830.1 million, $540.6 million and $388.2 million for 2003, 2002 and 2001, respectively, after net claim payments of $269.5 million, $193.1 million and $153.4 million, respectively. The principal nonoperating uses of cash and cash equivalents for the three-year period ended December 31, 2003, were for the $375.0 million acquisition of Transamerica's flood determination and tax reporting businesses, other company acquisitions, capital expenditures, additions to the investment portfolio, dividends, distributions to minority shareholders and the repayment of debt. The most significant nonoperating sources of cash and cash equivalents were proceeds from the issuance of the Company's

$210.0 million senior convertible debentures in 2001 (see Note 8 to the consolidated financial statements), proceeds from the issuance of other debt and proceeds from the sales and maturities of certain investments. The net effect of all activities on total cash and cash equivalents was an increase of $212.7 million for 2003, $255.6 million for 2002 and $344.3 million for 2001.

Notes and contracts payable as a percentage of total capitalization were 23.0% as of December 31, 2003, as compared with 25.6% as of the prior year end. This decrease was primarily attributable to the increase in the capital base primarily due to net income for the year. Notes and contracts payable are more fully described in Note 8 to the consolidated financial statements. In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement became effective for the current year and establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The implementation of this statement required the Company to reclassify its "Mandatorily redeemable preferred securities of the Company's subsidiary trust whose sole assets are the Company's $100.0 million 8.5% deferrable interest subordinated notes due 2012" as debt.

In the first quarter of 2004, the Company began the expansion of its corporate office campus. This expansion will add two 4-story office buildings totaling 225,000 square feet, and a 2-story, free-standing, 50,000 square foot technology center. The construction is estimated to be completed by the third quarter of 2005 with an estimated total cost of $69.0 million. The Company anticipates funding the corporate office expansion with internally generated funds.

On October 1, 2003, the Company completed the previously announced acquisition of Transamerica Finance Corporation's real estate tax service and flood hazard certification businesses for a net purchase price of $375.0 million. The acquisition was made through the Company's 80.0% owned joint venture with Experian. There was no debt assumed in the transaction and the purchase price was funded with $125.0 million of existing cash at the joint venture, a $200.0 million contribution from the Company and a $50.0 million contribution from Experian.

On October 12, 2001, the Company entered into a credit agreement that provided for a $200.0 million line of credit. This agreement supercedes the Company's prior credit agreements and expires in October 2006. Under the terms of the credit agreement, the Company is required to maintain minimum levels of capital and earnings and meet predetermined debt-to-capitalization ratios. The Company's line of credit was unused at December 31, 2003. The Company's publicly traded subsidiary, First Advantage Corporation, also has a bank credit agreement that provides for a $15.0 million collateralized line of credit. Under the terms of that credit agreement, First Advantage Corporation is required to satisfy certain financial requirements. The line of credit remains in effect until July 2006 and had a balance due of $9.0 million at December 31, 2003.

Off-balance sheet arrangements and contractual obligations. The Company administers escrow and trust deposits as a service to its customers. Escrow deposits totaled $4.5 billion and $5.6 billion at December 31, 2003 and 2002, respectively, of which $260.2 million and $176.6 million were held at certain of the Company's subsidiaries. The remaining escrow deposits were held at third-party financial institutions. Trust deposits totaled $2.3 billion and $1.9 billion at December 31, 2003 and 2002, respectively, and were held at the Company's trust subsidiary. Escrow and trust deposits are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets. However, the Company remains contingently liable for the disposition of these deposits.

In addition, the Company facilitates tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code. As a facilitator and intermediary, the Company holds the proceeds from sales transactions until a qualified acquisition occurs. Like-kind exchange deposits totaled $1.1 billion and $978.0 million at December 31, 2003 and 2002, respectively. The Company also facilitates tax-deferred reverse exchanges pursuant to Revenue Procedure 2000-37. These exchanges require the Company, using the customer's funds, to acquire the qualifying property on behalf of the customer and take temporary title to the customer's property until a qualifying acquisition occurs. Reverse exchange property totaled $229.4 million and $154.6 million at December 31, 2003 and 2002, respectively. Due to the structure utilized to facilitate these transactions, like-kind exchanges and reverse exchanges are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets. However, the Company remains contingently liable for the transfers of property, disbursements of proceeds and the return on the proceeds at the agreed upon rate.

A summary, by due date, of the Company's total contractual obligations at December 31, 2003, is as follows:

(in thousands) Year	Notes and contracts payable	Operating leases	Mandatorily redeemable preferred securities	Total
2004	$ 55,049	$167,962	–	$ 223,011
2005	49,719	129,652	–	179,371
2006	46,931	86,323	–	133,254
2007	18,326	52,484	–	70,810
2008	223,949	29,628	–	253,577
Later years	159,914	33,840	$100,000	293,754
	$553,888	$499,889	$100,000	$1,153,777

Pursuant to various insurance and other regulations, the maximum amount of dividends, loans and advances available to the Company in 2004 from its insurance subsidiaries is $313.4 million. Such restrictions have not had, nor are they expected to have, an impact on the Company's ability to meet its cash obligations. See Note 2 to the consolidated financial statements.

Due to the Company's significant liquid-asset position and its consistent ability to generate cash flows from operations, management believes that its resources are sufficient to satisfy its anticipated operational cash requirements. The Company's financial position will enable management to react to future opportunities for acquisitions or other investments in support of the Company's continued growth and expansion.

CASH FLOWS FROM OPERATING ACTIVITIES ($ IN MILLIONS)



900
800
700
600
500
400
300
200
100
0
94 95 96 97 98 99 00 01 02 03

SELECTED FINANCIAL DATA

(in thousands, except percentages, per share amounts, and employee data)	2003	2002	2001	2000	1999
	Year Ended December 31				
Revenues	**$6,213,714**	$4,704,209	$3,750,723	$2,934,255	$2,988,169
Income before cumulative effect of a change in accounting for tax service contracts *(Note A)*	**$ 451,022**	$ 234,367	$ 167,268	$ 82,223	$ 88,643
Cumulative effect of a change in accounting for tax service contracts *(Note A)*	**–**	–	–	–	$ (55,640)
Net income	**$ 451,022**	$ 234,367	$ 167,268	$ 82,223	$ 33,003
Total assets	**$4,892,111**	$3,398,045	$2,837,263	$2,199,737	$2,116,414
Notes and contracts payable	**$ 553,888**	$ 425,705	$ 415,341	$ 219,838	$ 196,815
Mandatorily redeemable preferred securities	**$ 100,000**	$ 100,000	$ 100,000	$ 100,000	$ 100,000
Stockholders' equity	**$1,879,520**	$1,364,589	$1,104,452	$ 870,237	$ 815,991
Return on average stockholders' equity *(Note B)*	**27.8%**	19.0%	16.9%	9.8%	10.9%
Cash dividends paid on common shares	**$ 34,008**	$ 24,570	$ 18,210	$ 15,256	$ 15,840
Per share of common stock *(Note C)* —					
Basic:					
Income before cumulative effect of a change in accounting for tax service contracts	**$ 5.89**	$ 3.27	$ 2.51	$ 1.29	$ 1.37
Cumulative effect of a change in accounting for tax service contracts	**–**	–	–	–	(.86)
Net income	**$ 5.89**	$ 3.27	$ 2.51	$ 1.29	$ .51
Diluted:					
Income before cumulative effect of a change in accounting for tax service contracts	**$ 5.22**	$ 2.92	$ 2.27	$ 1.24	$ 1.34
Cumulative effect of a change in accounting for tax service contracts	**–**	–	–	–	(.84)
Net income	**$ 5.22**	$ 2.92	$ 2.27	$ 1.24	$ .50
Stockholders' equity	**$ 23.84**	$ 18.53	$ 16.08	$ 13.62	$ 12.54
Cash dividends	**$ .50**	$ .34	$ .27	$ .24	$ .24
Number of common shares outstanding —					
Weighted average during the year:					
Basic	**76,632**	71,594	66,568	63,680	64,669
Diluted	**87,775**	82,567	75,834	66,050	66,351
End of year	**78,826**	73,636	68,694	63,887	65,068
Title orders opened *(Note D)*	**2,511**	2,184	1,930	1,241	1,334
Title orders closed *(Note D)*	**2,021**	1,696	1,405	975	1,120
Number of employees	**29,802**	24,886	22,597	20,346	20,065

Note A — Resulted from the adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," which became effective January 1, 1999, and applied to the Company's tax service operations.

Note B — Return on average stockholders' equity for 1999 excludes the cumulative effect of a change in accounting for tax service contracts from both net income and stockholders' equity.

Note C — Per share information relating to net income is based on weighted-average number of shares outstanding for the years presented. Per share information relating to stockholders' equity is based on shares outstanding at the end of each year.

Note D — Title order volumes are those processed by the direct title operations of the Company and do not include orders processed by agents.

TOTAL REVENUES
($ IN MILLIONS)



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
94 95 96 97 98 99 00 01 02 03

TOTAL ASSETS
($ IN MILLIONS)



5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
94 95 96 97 98 99 00 01 02 03

STOCKHOLDERS' EQUITY
($ IN MILLIONS)



2,000
1,750
1,500
1,250
1,000
750
500
250
0
94 95 96 97 98 99 00 01 02 03

COMMON STOCK MARKET PRICES AND DIVIDENDS

The Company's common stock trades on the New York Stock Exchange (ticker symbol FAF). The approximate number of record holders of common stock on March 9, 2004, was 3,584.

High and low stock prices and dividends for the last two years were as follows:

	2003		2002	
Quarter Ended	**High-low range**	**Cash dividends**	High-low range	Cash dividends
March 31	**$24.73–$21.72**	**$.10**	$21.80–$17.71	$.08
June 30	**$27.85–$24.67**	**$.10**	$23.10–$20.42	$.08
September 30	**$27.25–$23.36**	**$.15**	$22.20–$16.54	$.08
December 31	**$30.64–$25.38**	**$.15**	$22.50–$18.98	$.10

While the Company expects to continue its policy of paying regular quarterly cash dividends, future dividends will be dependent on future earnings, financial condition and capital requirements. The payment of dividends is subject to the restrictions described in Note 2 to the consolidated financial statements.

QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended			
(in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2003				
Revenues	**$1,341,975**	**$1,542,931**	**$1,716,742**	**$1,612,066**
Income before income taxes and minority interests	**$ 163,493**	**$ 239,753**	**$ 260,759**	**$ 174,717**
Net income	**$ 87,580**	**$ 127,476**	**$ 141,847**	**$ 94,119**
Net income per share:				
Basic	**$ 1.18**	**$ 1.67**	**$ 1.83**	**$ 1.20**
Diluted	**$ 1.05**	**$ 1.47**	**$ 1.62**	**$ 1.07**
2002				
Revenues	$1,042,202	$1,091,530	$1,196,086	$1,374,391
Income before income taxes and minority interests	$ 88,559	$ 80,054	$ 129,022	$ 152,272
Net income	$ 44,075	$ 40,121	$ 67,359	$ 82,812
Net income per share:				
Basic	$ .63	$ .56	$ .94	$ 1.13
Diluted	$ .57	$ .51	$ .84	$ 1.01

The Company's real estate-related segments are cyclical in nature, with the spring and summer months historically being the strongest. However, interest rate adjustments by the Federal Reserve Board, as well as other economic factors, can cause unusual fluctuations in the Company's quarterly operating results. See Management's Discussion and Analysis on pages 16 through 21 for further discussion of the Company's results of operations.


QUARTERLY STOCK PRICES
HIGH AND LOW RANGE
$40
$35
$30
$25
$20
$15
$10
$5
$0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
02 02 02 02 03 03 03 03

CONSOLIDATED BALANCE SHEETS

(in thousands)	December 31 2003	2002
Assets		
Cash and cash equivalents	**$1,113,530**	$ 900,863
Accounts and accrued income receivable, less allowances ($55,112 and $50,782)	**347,035**	299,040
Investments:		
Deposits with savings and loan associations and banks	**57,945**	38,328
Debt securities	**350,475**	309,864
Equity securities	**45,758**	36,931
Other long-term investments	**233,794**	142,392
	687,972	527,515
Loans receivable	**105,228**	108,162
Property and equipment, at cost:		
Land	**43,327**	43,185
Buildings	**187,167**	183,045
Furniture and equipment	**286,337**	270,004
Capitalized software	**364,658**	284,537
Less — accumulated depreciation	**(403,473)**	(347,695)
	478,016	433,076
Title plants and other indexes	**426,086**	375,401
Deferred income taxes	**141,622**	20,951
Goodwill, net *(Note 5)*	**1,253,080**	563,991
Other assets	**339,542**	169,046
	$4,892,111	$3,398,045

(in thousands)	December 31 2003	2002
Liabilities and Stockholders' Equity		
Demand deposits	**$ 76,580**	$ 84,473
Accounts payable and accrued liabilities:		
Accounts payable	**72,315**	51,701
Salaries and other personnel costs	**227,193**	165,454
Pension costs and other retirement plans	**218,249**	170,327
Other	**301,258**	151,587
	819,015	539,069
Deferred revenue	**719,503**	358,747
Reserve for known and incurred but not reported claims	**435,852**	360,305
Income taxes payable	**4,017**	1,518
Notes and contracts payable	**553,888**	425,705
Mandatorily redeemable preferred securities of the Company's *subsidiary trust whose sole assets are the Company's $100,000* 8.5% deferrable interest subordinated notes due 2012 *(Note 9)*	**100,000**	100,000
Minority interests in consolidated subsidiaries	**303,736**	163,639
Commitments and contingencies *(Note 15)*		
Stockholders' equity:		
Preferred stock, $1 par value		
Authorized — 500 shares; Outstanding — None		
Common stock, $1 par value		
Authorized — 180,000 shares		
Outstanding — 78,826 and 73,636 shares	**78,826**	73,636
Additional paid-in capital	**463,610**	359,644
Retained earnings	**1,399,940**	987,768
Accumulated other comprehensive loss	**(62,856)**	(56,459)
Total stockholders' equity	**1,879,520**	1,364,589
	$4,892,111	$3,398,045

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31		
(in thousands, except per share amounts)	**2003**	2002	2001
Revenues:			
Operating revenues	**$6,072,189**	$4,633,278	$3,662,986
Investment and other income	**105,808**	89,823	81,093
Net realized investment gains (losses)	**35,717**	(18,892)	6,644
	6,213,714	4,704,209	3,750,723
Expenses:			
Salaries and other personnel costs	**1,799,553**	1,523,195	1,263,451
Premiums retained by agents	**1,729,104**	1,292,297	960,215
Other operating expenses	**1,319,875**	1,049,125	853,604
Provision for title losses and other claims	**324,404**	224,589	180,646
Depreciation and amortization	**114,424**	96,829	108,348
Premium taxes	**51,535**	34,658	24,840
Interest	**36,097**	33,609	30,079
	5,374,992	4,254,302	3,421,183
Income before income taxes and minority interests	**838,722**	449,907	329,540
Income taxes	**292,000**	149,900	117,500
Income before minority interests	**546,722**	300,007	212,040
Minority interests	**95,700**	65,640	44,772
Net income	**451,022**	234,367	167,268
Other comprehensive income (loss), net of tax *(Note 17)*:			
Unrealized gain (loss) on securities	**3,831**	(1,199)	(3,852)
Minimum pension liability adjustment	**(10,228)**	(41,644)	(14,733)
	(6,397)	(42,843)	(18,585)
Comprehensive income	**$ 444,625**	$ 191,524	$ 148,683
Per share amounts *(Note 12)*:			
Basic	**$ 5.89**	$ 3.27	$ 2.51
Diluted	**$ 5.22**	$ 2.92	$ 2.27
Weighted-average common shares outstanding *(Note 12)*:			
Basic	**76,632**	71,594	66,568
Diluted	**87,775**	82,567	75,834

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)	Shares	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 2000	63,887	$ 63,887	$ 172,468	$ 628,913	$ 4,969	$ 870,237
Net income for 2001	–	–	–	167,268	–	167,268
Cash dividends on common shares	–	–	–	(18,210)	–	(18,210)
Shares issued in connection with company acquisitions	3,510	3,510	79,304	–	–	82,814
Shares issued in connection with option, benefit and savings plans	1,337	1,337	20,556	–	–	21,893
Purchase of Company shares	(40)	(40)	(925)	–	–	(965)
Other comprehensive loss	–	–	–	–	(18,585)	(18,585)
Balance at December 31, 2001	68,694	68,694	271,403	777,971	(13,616)	1,104,452
Net income for 2002	–	–	–	234,367	–	234,367
Cash dividends on common shares	–	–	–	(24,570)	–	(24,570)
Shares issued in connection with company acquisitions	3,094	3,094	58,257	–	–	61,351
Shares issued in connection with option, benefit and savings plans	1,848	1,848	29,984	–	–	31,832
Other comprehensive loss	–	–	–	–	(42,843)	(42,843)
Balance at December 31, 2002	73,636	73,636	359,644	987,768	(56,459)	1,364,589
Net income for 2003	**–**	**–**	**–**	**451,022**	**–**	**451,022**
Cash dividends on common shares	**–**	**–**	**–**	**(38,850)**	**–**	**(38,850)**
Shares issued in connection with company acquisitions	**1,067**	**1,067**	**27,413**	**–**	**–**	**28,480**
Shares issued in connection with option, benefit and savings plans	**4,123**	**4,123**	**76,553**	**–**	**–**	**80,676**
Other comprehensive loss	**–**	**–**	**–**	**–**	**(6,397)**	**(6,397)**
Balance at December 31, 2003	**78,826**	**$78,826**	**$463,610**	**$1,399,940**	**$(62,856)**	**$1,879,520**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
(in thousands)	**2003**	2002	2001
Cash flows from operating activities:			
Net income	**$ 451,022**	$234,367	$167,268
Adjustments to reconcile net income to cash provided by operating activities:			
Provision for title losses and other claims	**324,404**	224,589	180,646
Depreciation and amortization	**114,424**	96,829	108,348
Minority interests in net income	**95,700**	65,640	44,772
Investment (gains) losses	**(35,717)**	18,892	(6,644)
Other, net	**(59,789)**	(43,337)	(12,166)
Changes in assets and liabilities excluding effects of company acquisitions and noncash transactions:			
Claims paid, including assets acquired, net of recoveries	**(269,468)**	(193,105)	(153,373)
Net change in income tax accounts	**(4,975)**	(8,376)	39,232
Increase in accounts and accrued income receivable	**(17,443)**	(17,223)	(63,668)
Increase in accounts payable and accrued liabilities	**161,140**	95,531	68,920
Increase in deferred revenue	**129,507**	66,047	30,383
Other, net	**(58,685)**	753	(15,471)
Cash provided by operating activities	**830,120**	540,607	388,247
Cash flows from investing activities:			
Net cash effect of company acquisitions/dispositions	**(499,038)**	(51,450)	(18,935)
Net (increase) decrease in deposits with banks	**(13,768)**	(11,905)	4,427
Purchases of debt and equity securities	**(320,134)**	(284,776)	(188,738)
Proceeds from sales of debt and equity securities	**232,941**	116,701	52,147
Proceeds from maturities of debt securities	**52,857**	127,187	89,746
Net decrease in other long-term investments	**42,110**	24,859	13,025
Net decrease (increase) in loans receivable	**2,934**	(3,898)	(9,812)
Capital expenditures	**(98,963)**	(94,672)	(129,221)
Purchases of capitalized data	**(19,866)**	(17,745)	(12,583)
Net proceeds from sale of property and equipment	**3,373**	3,661	4,299
Cash used for investing activities	**(617,554)**	(192,038)	(195,645)
Cash flows from financing activities:			
Net change in demand deposits	**(7,893)**	(6,812)	9,996
Proceeds from issuance of notes	**177,117**	9,919	212,717
Repayment of debt	**(152,722)**	(40,414)	(34,235)
Purchase of Company shares	–	–	(965)
Proceeds from exercise of stock options	**26,500**	8,401	10,566
Proceeds from issuance of stock to employee benefit plans	**5,989**	4,433	160
Contributions from minority shareholders	**58,000**	–	–
Distributions to minority shareholders	**(72,882)**	(43,903)	(28,296)
Cash dividends	**(34,008)**	(24,570)	(18,210)
Cash provided by (used for) financing activities	**101**	(92,946)	151,733
Net increase in cash and cash equivalents	**212,667**	255,623	344,335
Cash and cash equivalents — Beginning of year	**900,863**	645,240	300,905
Cash and cash equivalents — End of year	**$1,113,530**	$900,863	$645,240
Supplemental information:			
Cash paid during the year for:			
Interest	**$ 36,276**	$ 33,281	$ 28,323
Premium taxes	**$ 46,723**	$ 30,655	$ 20,349
Income taxes	**$ 296,227**	$157,528	$ 93,361
Noncash investing and financing activities:			
Shares issued for benefits plans	**$ 48,187**	$ 18,998	$ 11,167
Company acquisitions in exchange for common stock	**$ 28,480**	$ 61,351	$ 82,814
Purchase of minority interest	–	–	$ 1,322
Liabilities in connection with company acquisitions	**$ 330,599**	$ 55,761	$ 34,596

See notes to consolidated financial statements.

NOTE 1

DESCRIPTION OF THE COMPANY:

The First American Corporation (the Company), through its subsidiaries, is engaged in the business of providing business information and related products and services. The Company has seven reporting segments that fall within two primary business groups, Financial Services and Information Technology. The Financial Services group includes title insurance and services, specialty insurance, and trust and other services. The title insurance and services segment issues residential and commercial title insurance policies, provides escrow services, equity loan services, tax-deferred exchanges and other related products and services. The specialty insurance segment issues property and casualty insurance policies and provides home warranties. The trust and other services segment provides investment advisory and trust and thrift services. The Information Technology group includes mortgage information, property information, credit information and screening information. The mortgage information segment provides tax monitoring, flood zone certification, default management services and other real estate-related services. The property information segment provides property database services and appraisal services. The credit information segment provides mortgage credit and specialized credit reporting services. The screening information segment provides resident screening, pre-employment screening, substance abuse management and testing, consumer direct location services and motor vehicle reporting.

SIGNIFICANT ACCOUNTING POLICIES:

Principles of consolidation

The consolidated financial statements include the accounts of The First American Corporation and all controlled subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain 2001 and 2002 amounts have been reclassified to conform to the 2003 presentation. In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation requires the consolidation of variable interest entities (VIEs) created or acquired if certain conditions are met. During December 2003, the FASB issued FIN 46 revised (FIN 46R) to defer the implementation date for pre-existing VIEs that are not special purpose entities until the end of the first interim or annual period ending after December 15, 2003. For VIEs that are not special purpose entities, companies must apply FIN 46R no later than the end of the first reporting period ending after March 15, 2004. The adoption of FIN 46 as revised by FIN 46R did not have a material impact on the Company's financial condition or results of operations.

Cash equivalents

The Company considers cash equivalents to be all short-term investments that have an initial maturity of 90 days or less and are not restricted for statutory deposit or premium reserve requirements. The carrying amount for cash equivalents is a reasonable estimate of fair value due to the short-term maturity of these investments.

Investments

Deposits with savings and loan associations and banks are short-term investments with initial maturities of more than 90 days. The carrying amount of these investments is a reasonable estimate of fair value due to their short-term nature.

Debt securities are carried at fair value and consist primarily of investments in obligations of the United States Treasury, various corporations, certain state and political subdivisions and mortgage-backed securities.

Equity securities are carried at fair value and consist primarily of investments in marketable common stocks of corporate entities.

Other long-term investments consist primarily of investments in affiliates, which are accounted for under the equity method of accounting; and notes receivable and other investments, which are carried at the lower of cost or fair value less costs to sell.

The Company classifies its debt and equity securities portfolio as available-for-sale. This portfolio is continually monitored for differences between the cost and estimated fair value of each security. If the Company believes that a decline in the value of a debt or equity security is temporary in nature, it records the decline as an unrealized loss in stockholders' equity. If the decline is believed to be other than temporary, the debt or equity security is written down to the carrying value and a realized loss is recorded on the Company's statement of income. Management's assessment of a decline in value includes, among other things, its current judgment as to the financial position and future prospects of the entity that issued the security. If that judgment changes in the future, the Company may ultimately record a realized loss after having initially concluded that the decline in value was temporary.

Property and equipment

Property and equipment includes computer software acquired or developed for internal use and for use with the Company's products. Software development costs, which include capitalized interest costs incurred and certain payroll-related costs of employees directly associated with developing software, in addition to incremental payments to third parties, are capitalized from the time technological feasibility is established until the software is ready for use.

Depreciation on buildings and on furniture and equipment is computed using the straight-line method over estimated useful lives of 25 to 40 and 3 to 10 years, respectively. Capitalized software costs are amortized using the straight-line method over estimated useful lives of 3 to 10 years.

Title plants and other indexes

Title plants and other indexes include the Company's title plants, flood zone databases and capitalized real estate data. Title plants and flood zone databases are carried at original cost, with the costs of daily maintenance (updating) charged to expense as incurred. Because properly maintained title plants and flood zone databases have indefinite lives and do not diminish in value with the passage of time, no provision has been made for depreciation or amortization. Capitalized real estate data, which is primarily used by the Company's property information segment, is amortized using the straight-line method over estimated useful lives of 5 to 15 years. The Company continually analyzes its title plant and other indexes for impairment. This analysis includes, but is not limited to, the effects of obsolescence, duplication, demand and other economic factors.

Assets acquired in connection with claim settlements

In connection with the settlement of title insurance and other claims, the Company sometimes purchases mortgages, deeds of trust, real property or judgment liens. These assets, sometimes referred to as "salvage assets," are carried at the lower of cost or fair value, less costs to sell, and are included in "Other assets" in the Company's consolidated balance sheets. The balance for these assets was $42.7 million and $41.6 million at December 31, 2003 and 2002, respectively.

Goodwill

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). This statement addresses financial accounting and reporting for goodwill and other intangible assets. In accordance with the provisions of SFAS 142, goodwill is no longer amortized but is rather tested annually for impairment. The Company has selected September 30 as the annual valuation date to test goodwill for impairment.

Impairment of long-lived assets and loans receivable

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (SFAS 144). This standard requires that the Company test long-lived assets for impairment whenever there are recognized events or changes in circumstances that could affect the carrying value of the long-lived assets. In accordance with SFAS 144, management uses estimated expected future cash flows (undiscounted and excluding interest costs) to measure the recoverability of long-lived assets held and used. As of December 31, 2003 and 2002, no indications of impairment were identified. SFAS 144 also requires that long-lived assets classified as held for sale be carried at the lower of cost or market as of the date the criteria established by SFAS 144 have been met. As of December 31, 2003 and 2002, no long-lived assets were classified as held for sale.

Loans receivable are impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans receivable are measured at the present value of expected future cash flows discounted at the loan's effective interest rate. As a practical expedient, the loan may be valued based on its observable market price or the fair value of the collateral, if the loan is collateral-dependent. As of December 31, 2003 and 2002, no indications of impairment of loans receivable were identified.

Reserve for known and incurred but not reported claims

The Company provides for title insurance and property and casualty insurance losses based upon its historical experience by a charge to expense when the related premium revenue is recognized. Title insurance losses and other claims associated with ceded reinsurance are provided for as the Company remains contingently liable in the event that the reinsurer does not satisfy its obligations.

The Company provides for claims losses relating to its home warranty business based on the average cost per claim as applied to the total of new claims incurred. The average cost per home warranty claim is calculated using the average of the most recent 12 months of claims experience.

The reserve for known and incurred but not reported claims reflects management's best estimate of the total costs required to settle all claims reported to the Company and claims incurred but not reported. The process applied to estimate claim costs is subject to many variables, including, for title insurance, changes and trends in the type of title insurance policies issued, the real estate market and the interest rate environment. Management monitors the adequacy of the estimated loss reserves on a quarterly basis using a variety of techniques, including actuarial models, and adjusts the loss rates as necessary.

Operating revenues

Financial Services Group — Title premiums on policies issued directly by the Company are recognized on the effective date of the title policy and escrow fees are recorded upon close of the escrow. Revenues from title policies issued by independent agents are recorded when notice of issuance is received from the agent.

Revenues from home warranty contracts are recognized ratably over the 12-month duration of the contracts. Revenues from property and casualty insurance policies are recognized ratably over the 12-month duration of the policies.

Interest on loans with the Company's thrift subsidiary is recognized on the outstanding principal balance on the accrual basis. Loan origination fees and related direct loan origination costs are deferred and recognized over the life of the loan. Revenues earned by the other products in the trust and other services segment are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Information Technology Group — The Company's tax service operations defer the tax service fee and recognize that fee as revenue ratably over the expected service period. The amortization rates applied to recognize the revenues assume a 10-year contract life and are adjusted to reflect prepayments. The Company reviews its tax service contract portfolio quarterly to determine if there have been changes in contract lives and/or changes in the number and/or timing of prepayments. Accordingly, the Company may adjust the rates to reflect current trends. Revenues earned by the other products in the Information Technology group are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Premium taxes

Title insurance, property and casualty insurance and home warranty companies, like other types of insurers, are generally not subject to state income or franchise taxes. However, in lieu thereof, most states impose a tax based primarily on insurance premiums written. This premium tax is reported as a separate line item in the consolidated statements of income in order to provide a more meaningful disclosure of the taxation of the Company.

Income taxes

Taxes are based on income for financial reporting purposes and include deferred taxes applicable to temporary differences between the financial statement carrying amount and the tax basis of certain of the Company's assets and liabilities.

Earnings per share

Basic earnings per share are computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that net income is increased by the effect of interest expense, net of tax, on the Company's convertible debt; and the weighted-average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if dilutive stock options had been exercised and the debt had been converted.

Risk of real estate market

Real estate activity is cyclical in nature and is affected greatly by the cost and availability of long-term mortgage funds. Real estate activity and, in turn, the majority of the Company's revenues can be adversely affected during periods of high interest rates and/or limited money supply.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the statements. Actual results could differ from the estimates and assumptions used.

Escrow and trust deposits

The Company administers escrow and trust deposits as a service to its customers. Escrow deposits totaled $4.5 billion and $5.6 billion at December 31, 2003 and 2002, respectively, of which $260.2 million and $176.6 million were held at certain of the Company's subsidiaries. The remaining escrow deposits were held at third-party financial institutions. Trust deposits totaled $2.3 billion and $1.9 billion at December 31, 2003 and 2002, respectively, and were held at the Company's trust subsidiary. Escrow and trust deposits are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets. However, the Company remains contingently liable for the disposition of these deposits.

Like-kind exchanges

The Company facilitates tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code. As a facilitator and intermediary, the Company holds the proceeds from sales transactions until a qualified acquisition occurs. Like-kind exchange deposits totaled $1.1 billion and $978.0 million at December 31, 2003 and 2002, respectively. The Company also facilitates tax-deferred reverse exchanges pursuant to Revenue Procedure 2000-37. These exchanges require the Company, using the customer's funds, to acquire the qualifying property on behalf of the customer and take temporary title to the customer's property until a qualifying acquisition occurs. Reverse exchange property totaled $229.4 million and $154.6 million at December 31, 2003 and 2002, respectively. Due to the structure utilized to facilitate these transactions, like-kind exchanges and reverse exchanges are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets. However, the Company remains contingently liable for the transfers of property, disbursements of proceeds and the return on the proceeds at the agreed upon rate.

NOTE 2

STATUTORY RESTRICTIONS ON INVESTMENTS AND STOCKHOLDERS' EQUITY:

Investments carried at $31.7 million were on deposit with state treasurers in accordance with statutory requirements for the protection of policyholders at December 31, 2003.

Pursuant to insurance and other regulations of the various states in which the Company's insurance subsidiaries operate, the amount of dividends, loans and advances available to the Company is limited, principally for the protection of policyholders. Under such statutory regulations, the maximum amount of dividends, loans and advances available to the Company from its insurance subsidiaries in 2004 is $313.4 million.

The Company's title insurance subsidiary, First American Title Insurance Company, maintained statutory capital and surplus of $746.6 million and $651.3 million at December 31, 2003 and 2002, respectively. Statutory net income for the years ended December 31, 2003, 2002 and 2001, was $229.9 million, $132.0 million and $118.7 million, respectively.

The National Association of Insurance Commissioners established certain statutory accounting practices, which became effective January 1, 2001. Adoption of the practices did not have a material impact on the Company's statutory financial condition or results of operations.

NOTE 3

DEBT AND EQUITY SECURITIES:

The amortized cost and estimated fair value of investments in debt securities are as follows:

(in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2003				
U.S. Treasury securities	**$ 74,669**	**$ 2,399**	**$ (120)**	**$ 76,948**
Corporate securities	**136,574**	**7,464**	**(287)**	**143,751**
Obligations of states and political subdivisions	**79,726**	**3,713**	**(200)**	**83,239**
Mortgage-backed securities	**46,761**	**633**	**(857)**	**46,537**
	$337,730	**$14,209**	**$(1,464)**	**$350,475**
December 31, 2002				
U.S. Treasury securities	$ 31,190	$ 2,256	–	$ 33,446
Corporate securities	155,683	9,400	$ (700)	164,383
Obligations of states and political subdivisions	72,525	3,251	(257)	75,519
Mortgage-backed securities	35,188	1,405	(77)	36,516
	$ 294,586	$ 16,312	$ (1,034)	$ 309,864

The amortized cost and estimated fair value of debt securities at December 31, 2003, by contractual maturities, are as follows:

(in thousands)	Amortized cost	Estimated fair value
Due in one year or less	$ 24,183	$ 24,505
Due after one year through five years	117,959	123,178
Due after five years through ten years	102,913	108,576
Due after ten years	45,914	47,679
	290,969	303,938
Mortgage-backed securities	46,761	46,537
	$337,730	$350,475

The cost and estimated fair value of investments in equity securities are as follows:

(in thousands)	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2003				
Preferred stock:				
Other	**$ 2,925**	**$ 312**	**$ (1)**	**$ 3,236**
Common stocks:				
Corporate securities	**46,625**	**4,707**	**(8,914)**	**42,418**
Other	**81**	**34**	**(11)**	**104**
	$49,631	**$5,053**	**$ (8,926)**	**$45,758**
December 31, 2002				
Preferred stock:				
Other	$ 4,085	$ 56	$ (168)	$ 3,973
Common stocks:				
Corporate securities	43,079	5,164	(15,979)	32,264
Other	882	24	(212)	694
	$48,046	$5,244	$(16,359)	$36,931

The fair value of debt and equity securities was estimated using quoted market prices. Sales of debt and equity securities resulted in realized gains of $7.0 million, $2.2 million and $0.6 million; and realized losses of $3.1 million, $4.8 million and $0.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

In accordance with the enhanced disclosure provisions of Emerging Issues Task Force Issue No. 03-1, "The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments," the Company, at December 31, 2003, had gross unrealized losses of $1.5 million from debt securities that had been in an unrealized loss position for less than 12 months. The fair value of those debt securities that had been in an unrealized loss position for less than 12 months is $16.1 million. At December 31, 2003, the Company had gross unrealized losses of $8.9 million from equity securities that had been in an unrealized loss position for 12 months or greater. The fair value of those equity securities that had been in an unrealized loss position for 12 months or greater was $19.3 million.

NOTE 4

LOANS RECEIVABLE:

Loans receivable are summarized as follows:

	December 31	
(in thousands)	**2003**	2002
Real estate — mortgage	**$109,340**	$113,853
Other	**8**	25
	109,348	113,878
Unearned income on lease contracts	**-**	(3)
Allowance for loan losses	**(1,290)**	(1,170)
Participations sold	**(2,588)**	(4,361)
Deferred loan fees, net	**(242)**	(182)
	$105,228	$108,162

Real estate loans are collateralized by properties located primarily in Southern California. The average yield on the Company's loan portfolio was 8.0% and 9.0% for the years ended December 31, 2003 and 2002, respectively. Average yields are affected by amortization of discounts on loans purchased from other institutions, prepayment penalties recorded as income, loan fees amortized to income and the market interest rates charged by thrift and loan institutions.

The fair value of loans receivable was $105.3 million and $108.4 million at December 31, 2003 and 2002, respectively, and was estimated based on the discounted value of the future cash flows using the current rates being offered for loans with similar terms to borrowers of similar credit quality.

The allowance for loan losses is maintained at a level that is considered appropriate by management to provide for known risks in the portfolio.

The aggregate annual maturities for loans receivable in each of the five years after December 31, 2003, are as follows:

(in thousands)	Year	
	2004	$ 385
	2005	$ 5
	2006	$ 996
	2007	$ 46
	2008	$1,271

NOTE 5

GOODWILL AND OTHER INTANGIBLE ASSETS:

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). This statement addresses financial accounting and reporting for goodwill and other intangibles and superceded Accounting Principles Board Opinions No. 17, "Intangible Assets." SFAS 142 addresses how goodwill and other intangible assets should be accounted for in the financial statements. Pursuant to SFAS 142, the Company's goodwill and intangible assets that have indefinite lives will not be amortized but rather will be tested at least annually for impairment. SFAS 142 requires that goodwill and other intangible assets be allocated to various reporting units that are either operating segments or one reporting unit below the operating segment. The Company's reporting units, for purposes of applying the provisions of SFAS 142, are title insurance, home warranty, property and casualty insurance, trust and other services, mortgage origination products and services, mortgage servicing products and services, property information services, conventional credit information, subprime credit information, pre-employment and drug screening, tenant screening and motor vehicle reporting.

The SFAS 142 impairment testing process includes two phases. The first phase (Test 1) compares the fair value of each reporting unit to its book value. The fair value of each reporting unit is determined by using discounted cash flow analysis, market approach valuations and third-party valuation advisors. If the fair value of the reporting unit exceeds its book value, the goodwill is not considered impaired and no additional analysis is required. However, if the book value is greater than the fair value, a second test (Test 2) must be completed to determine if the fair value of the goodwill exceeds the book value. The fair value of the goodwill is determined by discounted cash flow analysis and appraised values. If the fair value is less than the book value, an impairment is considered to exist.

The Company has determined that its flood zone certification database, which is included in "Title plants and other indexes," is an intangible asset with an indefinite life. Accordingly, this asset is not amortized but rather tested annually for impairment by comparing the fair value of the database with its carrying value. In addition, the Company had $113.6 million of intangible assets included in "Other assets" at December 31, 2003, with definite lives ranging from three to ten years. These assets, comprised primarily of customer lists and noncompete agreements, are being amortized in a manner consistent with periods prior to the adoption of SFAS 142.

In accordance with the provisions of SFAS 142, the Company completed the required annual impairment tests of goodwill and intangible assets with indefinite lives for the years ended December 31, 2003 and 2002, and determined that there was no impairment.

A reconciliation of the changes in the carrying amount of net goodwill, by operating segment, as of December 31, 2003, is as follows:

(in thousands)	Balance as of January 1, 2003	Acquired/ (disposed of) during the year	Impairment losses	Balance as of December 31, 2003
Financial Services:				
Title Insurance	$149,013	$111,139	–	**$ 260,152**
Specialty Insurance	19,794	–	–	**19,794**
Trust and Other Services	–	–	–	**–**
Information Technology:				
Mortgage Information	72,423	473,189	–	**545,612**
Property Information	124,678	25,721	–	**150,399**
Credit Information	86,900	(14,450)	–	**72,450**
Screening Information	111,183	93,490	–	**204,673**
	$563,991	$689,089	–	**$1,253,080**

Pro forma net income and earnings per share, adjusted to add back the amortization of goodwill, net of income taxes, is as follows:

(in thousands, except per share amounts)	2003	2002	2001
Reported net income	**$451,022**	*$234,367*	*$ 167,268*
Add back:			
Goodwill amortization	**–**	–	15,061
Adjusted net income	**$451,022**	$234,367	$182,329
Basic earnings per share:			
Reported net income	**$ 5.89**	$ 3.27	$ 2.51
Goodwill amortization	**–**	–	.23
Adjusted net income	**$ 5.89**	$ 3.27	$ 2.74
Diluted earnings per share:			
Reported net income	**$ 5.22**	$ 2.92	$ 2.27
Goodwill amortization	**–**	–	.20
Adjusted net income	**$ 5.22**	$ 2.92	$ 2.47

NOTE 6

DEMAND DEPOSITS:

Passbook and investment certificate accounts are summarized as follows:

	December 31	
(in thousands, except percentages)	2003	2002
Passbook accounts	**$19,784**	$20,227
Certificate accounts:		
Less than one year	**35,473**	43,639
One to five years	**21,323**	20,607
	56,796	64,246
	$76,580	$84,473
Annualized interest rates:		
Passbook accounts	**2%**	2%–3%
Certificate accounts	**2%–7%**	2%–7%

The carrying value of the passbook accounts approximates fair value due to the short-term nature of this liability. The fair value of investment certificate accounts was $57.1 million and $65.1 million at December 31, 2003 and 2002, respectively, and was estimated based on the discounted value of future cash flows using a discount rate approximating current market for similar liabilities.

NOTE 7

RESERVE FOR KNOWN AND INCURRED BUT NOT REPORTED CLAIMS:

Activity in the reserve for known and incurred but not reported claims is summarized as follows:

	December 31		
(in thousands)	2003	2002	2001
Balance at beginning of year	**$360,305**	$314,777	$284,607
Provision related to:			
Current year	**324,406**	224,058	181,346
Prior years	**(2)**	531	(700)
	324,404	224,589	180,646
Payments related to:			
Current year	**151,590**	97,729	90,442
Prior years	**117,896**	79,888	61,079
	269,486	177,617	151,521
Other	**20,629**	(1,444)	1,045
Balance at end of year	**$435,852**	$360,305	$314,777

"Other" primarily represents reclassifications to the reserve for assets acquired in connection with claim settlements and purchase accounting adjustments related to company acquisitions. Included in "Other" for 2003 was a $16.0 million purchase accounting adjustment related to the acquisition of Transamerica Finance Corporation's tax monitoring and flood zone certification businesses. Claims activity associated with reinsurance is not material and, therefore, not presented separately. Current year payments include $133.3 million, $79.8 million and $69.1 million in 2003, 2002 and 2001, respectively, that relate to the Company's non-title insurance operations.

NOTE 8

NOTES AND CONTRACTS PAYABLE:

(in thousands)	December 31 2003	2002
4.5% senior convertible debentures, due April 2008	**$210,000**	$210,000
7.55% senior debentures, due April 2028	**99,558**	99,540
Trust deed notes with maturities through 2023, collateralized by land and buildings with a net book value of $63,117, weighted-average interest rate of 5.5%	**62,360**	152
Other notes and contracts payable with maturities through 2013, weighted-average interest rate of 5.5%	**181,970**	116,013
	$553,888	$425,705

The Company has $210.0 million of senior convertible debentures due in 2008. The debentures are convertible into common shares of the Company at $28 per share. The Company may redeem some or all of the debentures at any time on or after April 15, 2004. The Company has also issued debt that is convertible into shares of its common stock to finance certain acquisitions. This debt, which is included in "Other notes and contracts payable," is convertible at the option of each note holder at a conversion price of $30 per share. The balance of this convertible debt was $24.5 million and $28.9 million at December 31, 2003 and 2002, respectively.

In October 2003, the Company obtained a $55.0 million loan collateralized by its corporate headquarters. This loan will be repaid over a 20-year period and requires the Company to maintain certain minimum levels of capital and earnings.

The Company has one primary bank credit agreement that provides for a $200.0 million unsecured line of credit. Under the terms of the credit agreement, the Company is required to maintain certain minimum levels of capital and earnings and meet predetermined debt-to-capitalization ratios. The line of credit remains in effect until October 2006 and was unused at December 31, 2003 and 2002. The Company's publicly traded subsidiary, First Advantage Corporation, also has a bank credit agreement that provides for a $15.0 million collateralized line of credit. Under the terms of that credit agreement, First Advantage Corporation is required to satisfy certain financial requirements. The line of credit remains in effect until July 2005 and had a balance due of $9.0 million at December 31, 2003.

The aggregate annual maturities for notes and contracts payable in each of the five years after December 31, 2003, are as follows:

(in thousands)	Year	
	2004	$ 55,049
	2005	$ 49,719
	2006	$ 46,931
	2007	$ 18,326
	2008	$223,949

The fair value of notes and contracts payable was $564.5 million and $442.4 million at December 31, 2003 and 2002, respectively, and was estimated based on the current rates offered to the Company for debt of the same remaining maturities. The weighted-average interest rate for the Company's notes and contracts payable was 5.5% and 6.0% at December 31, 2003 and 2002, respectively.

NOTE 9

MANDATORILY REDEEMABLE PREFERRED SECURITIES:

On April 22, 1997, the Company issued and sold $100.0 million of 8.5% trust preferred securities, due in 2012, through its wholly owned subsidiary, First American Capital Trust. In connection with the subsidiary's issuance of the preferred securities, the Company issued to the subsidiary trust 8.5% subordinated interest notes due in 2012. The sole assets of the subsidiary are and will be the subordinated interest notes. The Company's obligations under the subordinated interest notes and related agreements, taken together, constitute a full and unconditional guarantee by the Company of the subsidiary's obligations under the preferred securities. Distributions payable on the securities are included as interest expense in the Company's consolidated income statements.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement was effective for interim periods beginning after June 15, 2003, and establishes standards regarding the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The implementation of this statement required the Company to reclassify its "Mandatorily redeemable preferred securities" as debt. As a result of the change in classification, the Company's debt-to-total-capitalization ratio increased. This change has not had any other impact on the Company's financial condition or results of operations.

The fair value of the Company's mandatorily redeemable preferred securities was $100.0 million at December 31, 2003 and 2002, and was estimated based on the current rates offered to the Company for debt of the same type and remaining maturity.

NOTE 10

INVESTMENT AND OTHER INCOME:

The components of investment and other income are as follows:

(in thousands)	**2003**	2002	2001
Interest:			
Cash equivalents and deposits with savings and loan associations and banks	**$ 9,359**	$ 7,204	$15,837
Debt securities	**19,999**	19,242	17,118
Other long-term investments	**2,877**	5,786	11,826
Dividends on marketable equity securities	**1,435**	1,328	1,504
Equity in earnings of unconsolidated affiliates	**59,789**	43,337	25,013
Other	**12,349**	12,926	9,795
	$105,808	$89,823	$81,093

NOTE 11

INCOME TAXES:

Income taxes are summarized as follows:

(in thousands)	**2003**	2002	2001
Current:			
Federal	**$247,779**	$118,748	$101,665
State	**43,727**	23,560	9,181
Foreign	**6,964**	2,609	2,136
	298,470	144,917	112,982
Deferred:			
Federal	**(4,697)**	6,587	3,526
State	**(1,773)**	(1,604)	992
	(6,470)	4,983	4,518
	$292,000	$149,900	$117,500

Income taxes differ from the amounts computed by applying the federal income tax rate of 35.0%. A reconciliation of this difference is as follows:

(in thousands)	**2003**	2002	2001
Taxes calculated at federal rate	**$260,091**	$134,494	$ 99,669
Tax exempt interest income	**(1,005)**	(748)	(1,291)
Tax effect of minority interests	**1,249**	1,837	1,146
State taxes, net of federal benefit	**28,670**	13,767	7,430
Exclusion of certain meals and entertainment expenses	**5,990**	5,222	4,661
Other items, net	**(2,995)**	(4,672)	5,885
	$292,000	$149,900	$117,500

The primary components of temporary differences that give rise to the Company's net deferred tax assets are as follows:

	December 31	
(in thousands)	**2003**	2002
Deferred tax assets:		
Deferred revenue	**$195,476**	$ 87,705
Employee benefits	**48,516**	34,993
Bad debt reserves	**19,181**	16,531
Loss reserves	**35,764**	14,044
Accumulated other comprehensive income	**31,464**	26,613
Net operating loss carryforward	**50,171**	16,742
Excess capital losses	**3,554**	–
Other	**8,406**	5,920
	392,532	202,548
Deferred tax liabilities:		
Depreciable and amortizable assets	**131,948**	112,177
Investment gain	**17,261**	17,418
Claims and related salvage	**55,794**	39,424
Other	**2,478**	2,052
	207,481	171,071
Net deferred tax asset before valuation allowance	**185,051**	31,477
Valuation allowance	**(43,429)**	(10,526)
Net deferred tax asset	**$141,622**	$ 20,951

For the year 2003, domestic and foreign pretax income from continuing operations was $727.1 million and $15.9 million, respectively.

The exercise of stock options represents a tax benefit and has been reflected as a reduction of taxes payable and an increase to the additional paid-in capital account. The benefits recorded were $5.8 million, $1.5 million and $2.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

At December 31, 2003, the Company had available net operating-loss carryforwards totaling approximately $130.4 million for income tax purposes, of which $10.4 million has an indefinite expiration. The remaining $120.0 million begins to expire at various times beginning in 2008 and ending in 2023.

The valuation allowance relates primarily to deferred tax assets for federal and state net operating-loss carryforwards relating to acquisitions consummated by First Advantage. Utilization of the pre-acquisition net operating losses is subject to limitations by the Internal Revenue Code and State jurisdictions. The Company evaluates the realizability of its deferred tax assets by assessing the valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. To the extent that the related tax benefits are realized in subsequent years, they will be applied to reduce goodwill arising from the acquisitions.

NOTE 12

EARNINGS PER SHARE:

The Company's potential dilutive shares are stock options and convertible debt. Stock options are reflected in diluted earnings per share by application of the treasury-stock method and convertible debt is reflected in diluted earnings per share by application of the if-converted method. A reconciliation of net income and weighted-average shares outstanding is as follows:

(in thousands, except per share data)	**2003**	2002	2001
Numerator:			
Net income — numerator for basic net income per share	**$451,022**	$234,367	$167,268
Effect of dilutive securities:			
Convertible debt — interest expense (net of tax)	**6,823**	7,017	5,247
Numerator for diluted net income per share	**$457,845**	$241,384	$172,515
Denominator:			
Weighted-average shares — denominator for basic net income per share	**76,632**	71,594	66,568
Effect of dilutive securities:			
Employee stock options	**2,754**	2,436	3,073
Convertible debt	**8,389**	8,537	6,193
Denominator for diluted net income per share	**87,775**	82,567	75,834
Net income per share:			
Basic	**$ 5.89**	$ 3.27	$ 2.51
Diluted	**$ 5.22**	$ 2.92	$ 2.27

For the three years ended December 31, 2003, 2002 and 2001, 1.0 million, 3.6 million and 2.8 million options, respectively, were excluded from the weighted-average diluted common shares outstanding due to their antidilutive effect.

NOTE 13

EMPLOYEE BENEFIT PLANS:

In December 2003, the Financial Accounting Standards Board revised Statement of Financial Accounting Standards No. 132, "Employers' Disclosures About Pensions and *Other Post Retirement Benefits," to require additional* disclosures related to pensions and post retirement benefits. The Company has implemented the revised disclosures in these financial statements.

The Company has benefit plans covering substantially all employees, including a 401(k) savings plan (the Savings Plan), an employee stock purchase plan and a defined benefit pension plan.

The Savings Plan allows for employee-elective contributions up to the maximum deductible amount as determined by the Internal Revenue Code. The Company makes discretionary contributions to the Savings Plan based on profitability, as well as contributions of the participants. The Company's expense related to the Savings Plan amounted to $48.4 million, $39.6 million and $16.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. The Savings Plan allows the participants to purchase the Company's stock as one of the investment options. The Savings Plan held 9,982,000 and 8,906,000 shares of the Company's common stock, representing 12.7% and 12.0% of the total shares outstanding at December 31, 2003 and 2002, respectively.

The employee stock purchase plan allows eligible employees to purchase common stock of the Company at 85% of the closing price on the last day of each month. There were 283,000 and 245,000 shares issued in connection with the plan for the years ending December 31, 2003 and 2002, respectively. At December 31, 2003, there were 2,455,000 shares reserved for future issuances.

The Company's defined benefit pension plan is a noncontributory, qualified, defined benefit plan with benefits based on the employee's years of service. The Company's policy is to fund all accrued pension costs. Contributions are intended to provide not only for benefits attributable to past service, but also for those benefits expected to be earned in the future. The Company also has nonqualified, unfunded supplemental benefit plans covering certain key management personnel. Benefits under these plans are anticipated to be funded with proceeds from life insurance policies purchased by the Company on the lives of the executives.

The following table provides a reconciliation of the changes in the defined benefit plan and supplemental benefit plan obligations, fair value of assets, a statement of the funded status and a summary of the amounts recognized in the consolidated financial statements as of December 31, 2003 and 2002:

(in thousands)	December 31 2003 Defined benefit pension plans	2003 Unfunded supplemental benefit plans	2002 Defined benefit pension plans	2002 Unfunded supplemental benefit plans
Change in projected benefit obligation:				
Benefit obligation at beginning of year	**$227,013**	**$ 73,322**	$183,186	$ 59,393
Service costs	**12,033**	**2,904**	17,321	2,304
Interest costs	**14,789**	**5,535**	13,484	4,709
Plan amendments	**(2,168)**	**6**	–	–
Actuarial loss	**15,250**	**13,663**	22,910	9,407
Benefits paid	**(14,767)**	**(3,212)**	(9,888)	(2,491)
Projected benefit obligation at end of year	**252,150**	**92,218**	227,013	73,322
Change in plan assets:				
Plan assets at fair value at beginning of year	**147,932**	**–**	138,247	–
Actual return on plan assets	**17,407**	**–**	(12,024)	–
Company contributions	**2,904**	**3,212**	31,597	2,491
Benefits paid	**(14,767)**	**(3,212)**	(9,888)	(2,491)
Plan assets at fair value at end of year	**153,476**	**–**	147,932	–
Reconciliation of funded status:				
Funded status of the plans	**(98,674)**	**(92,218)**	(79,081)	(73,322)
Unrecognized net actuarial loss	**101,267**	**37,262**	93,806	25,476
Unrecognized prior service costs	**(7,791)**	**464**	(9,783)	818
Unrecognized net transition asset	**(7)**	**–**	(28)	–
(Accrued) prepaid pension costs	**(5,205)**	**(54,492)**	4,914	(47,028)
Amounts recognized in the consolidated financial statements consist of:				
Accrued benefit liability	**(96,778)**	**(68,483)**	(76,728)	(55,328)
Intangible asset	**–**	**463**	(29)	818
Minimum pension liability adjustment	**91,573**	**13,528**	81,671	7,482
	$ (5,205)	**$(54,492)**	$ 4,914	$(47,028)

Net periodic pension cost for the Company's defined benefit pension and supplemental benefit plans includes the following components:

(in thousands)	2003	2002	2001
Expense:			
Service costs	**$14,937**	$19,625	$17,015
Interest costs	**20,324**	18,193	15,737
Expected return on plan assets	**(14,046)**	(14,795)	(15,926)
Amortization of net transition obligation	**(22)**	(22)	309
Amortization of prior service costs	**(3,802)**	(3,632)	(3,632)
Amortization of net loss	**6,309**	2,707	742
	$23,700	$22,076	$14,245

The projected benefit obligation for the defined benefit plans and the unfunded supplemental benefit plans was determined using the following weighted-average assumptions:

	December 31 2003	2002
Defined benefit pension plan		
Discount rate	**6.25%**	6.75%
Rate of return on plan assets	**9.00%**	9.00%
Unfunded supplemental benefit plans		
Discount rate	**6.25%**	6.75%

The asset allocation for the Company's defined benefit pension plan trust is as follows:

	Target allocation 2004	Percentage of plan assets at December 31 2003	2002
Asset category			
Domestic equities	52%	**52%**	51%
Fixed income	46%	**46%**	46%
Cash	2%	**2%**	3%

Included in the domestic equities amount above are common shares of the Company with a market value of $12.1 million as of December 31, 2003.

NOTE 14

STOCK OPTION PLANS:

On April 24, 1996, the Company implemented The First American Corporation 1996 Stock Option Plan (the Stock Option Plan). Under the Stock Option Plan, options are granted to certain employees to purchase the Company's common stock at a price no less than the market value of the shares on the date of the grant. The maximum number of shares that may be subject to options is 14,625,000. Currently, outstanding options become exercisable in one to five years, and expire ten years from the grant date. On April 24, 1997, the Company implemented The First American Corporation 1997 Directors' Stock Plan (the Directors' Plan). The Directors' Plan is similar to the employees' Stock Option Plan, except that the maximum number of shares that may be subject to options is 1,800,000 and the maximum number of shares that may be purchased pursuant to options granted shall not exceed 6,750 shares during any consecutive 12-month period.

In May 2001, in connection with the purchase of Credit Management Solutions, Inc. (CMSI), the Company adjusted the outstanding CMSI stock options to substitute common shares of the Company for the shares of CMSI that were issuable upon exercise of those options. The shares and exercise price for the CMSI options were adjusted by an exchange factor, with the result being that the CMSI options became exercisable with respect to 900,000 common shares of the Company at exercise prices ranging from $3.96 to $43.58.

In May 1999, in connection with the Company's business combination with National Information Group (NAIG), which was accounted for under the pooling-of-interests method of accounting, the Company adjusted the outstanding NAIG stock options to substitute common shares of the Company for the shares of NAIG that were issuable upon exercise of those options. At December 31, 2003, 14,430 common shares of the Company were issuable pursuant to exercise of the remaining outstanding adjusted NAIG options with exercise prices ranging from $7.65 to $15.58.

Effective December 15, 2002, the Company adopted Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, which amends Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation" (SFAS 148). In accounting for its plans, the Company, as allowable under the provisions of SFAS 148, applies Accounting Principles Board Opinions No. 25, "Accounting for Stock issued to Employees." As a result of this election, the Company does not recognize compensation expense for its stock option plans. Had the Company determined compensation cost based on the fair value for its stock options at grant date, net income and earnings per share would have been reduced to the pro forma amounts as follows:

(in thousands, except per share amounts)	**2003**	2002	2001
Net income:			
As reported	**$451,022**	$234,367	$167,268
Pro forma	**$441,517**	$229,434	$157,609
Earnings per share:			
As reported			
Basic	**$ 5.89**	$ 3.27	$ 2.51
Diluted	**$ 5.22**	$ 2.92	$ 2.27
Pro forma			
Basic	**$ 5.76**	$ 3.20	$ 2.37
Diluted	**$ 5.11**	$ 2.86	$ 2.15

The fair value of each option grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively; dividend yield of 1.8%, 1.9% and 1.4%; expected volatility of 45.1%, 48.9% and 53.6%; risk-free interest rate of 4.2%, 4.2% and 5.4%; and expected life of seven years, seven years and eight years.

Transactions involving stock options are summarized as follows:

(in thousands, except weighted-average exercise price)	Number outstanding	Weighted-average exercise price
Balance at December 31, 2000	9,798	$15.45
Granted during 2001	1,288	$18.82
Exercised during 2001	(1,009)	$11.17
Forfeited during 2001	(371)	$18.88
Balance at December 31, 2001	9,706	$16.22
Granted during 2002	508	$17.41
Exercised during 2002	(802)	$11.08
Forfeited during 2002	(466)	$17.73
Balance at December 31, 2002	8,946	$16.66
Granted during 2003	**1,652**	**$23.45**
Exercised during 2003	**(2,011)**	**$13.30**
Forfeited during 2003	**(241)**	**$18.66**
Balance at December 31, 2003	**8,346**	**$16.66**

Stock options outstanding and exercisable at December 31, 2003, are summarized as follows:

(options in thousands)	Outstanding			Exercisable	
Range of exercise prices	Options	Average remaining life in years	Average exercise price	Options	Average exercise price
$ 3.95 – $13.00	**2,483**	**5.5**	**$10.09**	**1,269**	**$ 9.47**
$13.01 – $23.57	**2,386**	**7.9**	**$19.57**	**626**	**$17.34**
$23.58 – $24.00	**2,511**	**4.3**	**$23.58**	**2,504**	**$23.58**
$24.01 – $43.58	**966**	**8.2**	**$26.38**	**242**	**$28.98**
$ 3.95 – $43.58	**8,346**	**6.1**	**$18.75**	**4,641**	**$19.16**

NOTE 15

COMMITMENTS AND CONTINGENCIES:

Lease commitments

The Company leases certain office facilities, automobiles and equipment under operating leases, which, for the most part, are renewable. The majority of these leases also provide that the Company will pay insurance and taxes. In December 2000, the Company's subsidiary, First American Real Estate Information Services, Inc., and, in 1999, the Company entered into sale-leaseback agreements with regard to certain furniture and equipment with a net book value of $30.7 million and $65.7 million, respectively. Proceeds from the sales, which amounted to $33.8 million and $80.1 million and gains of

$3.1 million and $14.4 million for the years ended December 31, 2000 and 1999, respectively, have been included in "Deferred revenue" and will be amortized over the life of the leases. Under the agreements, the Company's subsidiary and the Company agreed to lease the equipment for three to five years with minimum annual lease payments of $3.3 million and $9.3 million, respectively. At the end of the term of the leases, the Company has the option to acquire the equipment or return it to the lessor.

Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003, are as follows:

(in thousands)	Year	
	2004	$167,962
	2005	129,652
	2006	86,323
	2007	52,484
	2008	29,628
	Later years	33,840
		$499,889

Total rental expense for all operating leases and month-to-month rentals was $205.6 million, $178.2 million and $162.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Other commitments and guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others" (FIN 45). This interpretation clarifies the requirements relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 were effective for fiscal years ending after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial condition or results of operations.

The Company and Experian Information Solutions, Inc. (Experian) are parties to a joint venture that resulted in the creation of the Company's First American Real Estate Solutions, LLC (FARES) subsidiary. Pursuant to the terms of the joint venture, Experian has the right to sell to the Company its interest in FARES at a purchase price determined pursuant to a specified formula based on the after-tax earnings of FARES. Experian may only exercise this right if the purchase price is greater than $80.0 million and less than $160.0 million. As of December 31, 2003, the purchase price exceeded $160.0 million and, therefore, Experian's right was not exercisable as of such date. In addition to the agreement with Experian, the Company is also party to several other agreements that require the Company to purchase some or all of the minority shares of certain less-than-100.0%-owned subsidiaries if certain conditions are met. The total potential purchase price related to those agreements that have met the necessary conditions as of December 31, 2003, was not material.

The Company also guarantees the obligations of certain of its subsidiaries. These obligations are included in the Company's consolidated balance sheets as of December 31, 2003.

NOTE 16

STOCKHOLDERS' EQUITY:

On October 23, 1997, the Company adopted a Shareholder Rights Plan (the Rights Plan). Under the Rights Plan, after the close of business on November 15, 1997, each holder of the Company's common shares received a dividend distribution of one Right for each common share held. Each Right entitles the holder thereof to buy a preferred share fraction equal to 1/100,000 of a share of Series A Junior Participating Preferred Shares of the Company at an exercise price of $265 per preferred share fraction. Each fraction is designed to be equivalent in voting and dividend rights to one common share.

The Rights will be exercisable and will trade separately from the common shares only if a person or group, with certain exceptions, acquires beneficial ownership of 15.0% or more of the Company's common shares or commences a tender or exchange offer that would result in such person or group beneficially owning 15.0% or more of the common shares then outstanding. The Company may redeem the Rights at $0.001 per Right at any time prior to the occurrence of one of these events. All Rights expire on October 23, 2007.

Each Right will entitle its holder to purchase, at the Right's then-current exercise price, preferred share fractions (or other securities of the Company) having a value of twice the Right's exercise price. This amounts to the right to buy preferred share fractions of the Company at half price. Rights owned by the party triggering the exercise of Rights will be void and, therefore, will not be exercisable.

In addition, if, after any person has become a 15.0%-or-more stockholder, the Company is involved in a merger or other business combination transaction with another person in which the Company's common shares are changed or converted, or if the Company sells 50.0% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, common stock of such other person (or its parent) having a value of twice the Right's exercise price.

NOTE 17

OTHER COMPREHENSIVE INCOME:

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

Components of other comprehensive income are as follows:

(in thousands)	Unrealized gains on securities	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at December 31, 2000	$ 6,541	$ (1,572)	$ 4,969
Pretax change	(5,928)	(22,665)	(28,593)
Tax effect	2,076	7,932	10,008
Balance at December 31, 2001	2,689	(16,305)	(13,616)
Pretax change	28	(64,068)	(64,040)
Tax effect	(1,227)	22,424	21,197
Balance at December 31, 2002	1,490	(57,949)	(56,459)
Pretax change	**4,709**	**(15,810)**	**(11,101)**
Tax effect	**(878)**	**5,582**	**4,704**
Balance at December 31, 2003	**$5,321**	**$(68,177)**	**$(62,856)**

The change in unrealized gains on debt and equity securities includes reclassification adjustments of $3.9 million and $(2.6) million of net realized gains (losses) for the years ended December 31, 2003 and 2002, respectively. There were no reclassification adjustments in 2001.

NOTE 18

LITIGATION:

The Company and certain of its subsidiaries on October 2, 2002, settled the lawsuit filed against certain of the Company's subsidiaries by the state of California in the California state court in Sacramento, California. On or about September 18, 2002, the Company and certain of its subsidiaries settled a related class action lawsuit filed in the state court in the county of Los Angeles, California.

These lawsuits involved allegations that certain subsidiaries of the Company and certain of their competitors failed to turn over unclaimed property to the state of California on a timely basis; charged California home buyers and other escrow customers fees for services that were never performed or that cost less than the amount charged; and devised and carried out programs, known as earnings credits, with financial institutions to receive interest on escrow funds placed in demand deposits.

Under the terms of the settlements, the Company will pay up to $5.5 million to certain customers in the form of cash refunds and discounts against future title insurance and escrow services. The settlements further required the Company to pay approximately $2.5 million to specified governmental agencies; counsel to the class action plaintiffs; and the Consumer Protection Prosecution Trust Fund, a trust fund established to assist consumers in protecting their rights.

The settlements provide that they do not constitute an admission of liability or wrongdoing by the Company or any of its subsidiaries.

The Company is involved in numerous routine legal proceedings related to its operations. While the ultimate disposition of each proceeding is not determinable, the Company does not believe that any of such proceedings will have a material adverse effect on its financial condition or results of operations.

NOTE 19

BUSINESS COMBINATIONS:

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141). This statement addresses financial accounting and reporting for business combinations and supercedes Accounting Principles Board Opinions No. 16, "Business Combinations." SFAS 141 requires that all business combinations be accounted for under the purchase method of accounting. In applying the purchase method of accounting, the Company undertakes a comprehensive review of the acquired entity to ensure that all identifiable assets and liabilities are properly recorded at their fair value. In determining fair value, the Company utilizes a variety of valuation techniques, including discounted cash flow analysis and outside appraisals, to the extent necessary, given materiality and complexity. All excess purchase price is appropriately recorded as goodwill. The useful lives for all assets recorded in purchase accounting are based on market conditions, contractual terms and other appropriate factors.

On October 1, 2003, the Company acquired the real estate tax monitoring and flood zone certification businesses of Transamerica Finance Corporation for a combined net purchase price of $375.0 million. These businesses will be integrated with the Company's existing real estate tax monitoring and flood zone certification businesses, which are included in the Company's mortgage information and services segment. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values at October 1, 2003. As a result of this acquisition, the Company recognized approximately $473.0 million of goodwill and $63.6 million of intangible assets with definite lives. The operating results of Transamerica's tax monitoring and flood zone certification businesses are included in the Company's consolidated financial statements commencing October 1, 2003. Assuming the acquisition had occurred January 1, 2002, pro forma revenues, net income and net income per diluted share would have been $6.4 billion, $487.2 million and $5.63, respectively, for the year ended December 31, 2003; and $4.9 billion, $264.5 million and $3.29, respectively, for the year ended December 31, 2002.

On June 5, 2003, the Company formed First Advantage Corporation, which was created through the merger of First American Corporation's screening information businesses with the operations of US SEARCH.com Inc. Under the terms of the agreement, the former stockholders of US SEARCH received 0.04 of a Class A common share of First Advantage for each share of US SEARCH owned prior to the merger. The former stockholders of US SEARCH hold approximately 20.0% of the total shares of First Advantage. The First American Corporation received Class B common stock, entitling 10 votes for each share, representing approximately 80.0% of the total shares of First Advantage. Approximately $3.0 million of intangible assets with definite lives and $54.9 million of goodwill was recorded by First Advantage as part of this transaction. The new public company trades Class A common stock as "FADV" on the NASDAQ National Market System.

First Advantage Corporation completed nine acquisitions during the current year. The aggregate purchase price of these acquisitions was $10.9 million in cash, $11.3 million in notes payable and 0.9 million shares, valued at $15.2 million, of First Advantage's Class A common stock. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed using a variety of valuation techniques, including discounted cash flow analysis. As a result of these transactions, First Advantage recorded approximately $6.1 million of intangible assets with definite lives and $27.6 million of goodwill. In accounting for the First Advantage shares issued in these acquisitions, the Company, whose ownership interest was reduced to approximately 77.0%, recorded a pretax gain of $2.3 million.

In addition to the acquisitions discussed above, the Company completed 30 acquisitions during the year ended December 31, 2003. These acquisitions were individually not material and are included in the following business segments: 25 in the title insurance and services segment, two in the mortgage information segment and three in the property information segment. Their aggregate purchase price was $71.7 million in cash, $53.9 million in notes and 1.1 million shares of the Company's common stock valued at $28.5 million. The purchase price for each was allocated to the assets acquired and liabilities assumed based on estimated fair values, and approximately $121.2 million in goodwill and $20.3 million of intangible assets with definite lives was recorded. The operating results of these acquired companies were included in the Company's consolidated financial statements from their respective acquisition dates.

Assuming all of the current year acquisitions had occurred January 1, 2002, pro forma revenues, net income and net income per diluted share would have been $6.6 billion, $498.8 million and $5.72, respectively, for the year ended December 31, 2003; and $5.2 billion, $265.8 million and $3.07, respectively, for the year ended December 31, 2002. All pro forma results include interest expense on acquisition debt. The pro forma results are not necessarily indicative of the operating results that would have been obtained had the acquisitions occurred at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

NOTE 20

SEGMENT FINANCIAL INFORMATION:

The Company, through its subsidiaries, is engaged in the business of providing business information and related products and services. The Company has seven reporting segments that fall within two primary business groups, Financial Services and Information Technology. The Financial Services group includes title insurance and services, specialty insurance and trust and other services. The title insurance and services segment issues residential and commercial title insurance policies, provides escrow services, equity loan services, tax-deferred exchanges and other related products. The specialty insurance segment issues property and casualty insurance policies and provides home warranties. The trust and other services segment provides investment advisory and trust and thrift services. The Information Technology group includes mortgage information, property information, credit information and screening information. The mortgage information segment provides tax monitoring, flood zone certification, default management services and other real estate-related services. The property information segment provides property database services and appraisal services. The credit information segment provides mortgage credit and specialized credit reporting services. The screening information segment provides resident screening, pre-employment screening, substance abuse management and testing, consumer-direct location services and motor vehicle reporting.

The Company provides its title services through both direct operations and agents throughout the United States. It also offers title services in Australia, The Bahama Islands, Canada, Guam, Hong Kong, Ireland, Mexico, New Zealand, Puerto Rico, South Korea, the United Kingdom, the U.S. Virgin Islands and other countries abroad. The international operations account for less than 1.0% of the Company's income before income taxes and minority interests. Home warranty services are provided in 40 states throughout the United States. Property and casualty insurance is offered nationwide. Trust and other services products are provided in Southern California. The products offered by the four segments included in the Information Technology group are provided nationwide.

Corporate consists primarily of investment gains and losses, personnel and other operating expenses associated with the Company's corporate facilities, certain technology initiatives and unallocated interest expense.

Selected financial information about the Company's operations by segment for each of the past three years is as follows:

(in thousands)	Revenues	Depreciation and amortization	Income (loss) before income taxes and minority interests	Assets	Investment in affiliates	Capital expenditures
2003						
Title Insurance	**$4,455,238**	**$ 39,158**	**$494,946**	**$2,123,388**	**$109,168**	**$ 38,978**
Specialty Insurance	**219,837**	**1,929**	**30,125**	**380,663**	**-**	**1,305**
Trust and Other Services	**39,645**	**829**	**9,683**	**156,177**	**3,436**	**206**
Mortgage Information	**668,765**	**19,296**	**238,508**	**1,117,825**	**2,313**	**15,941**
Property Information	**390,151**	**22,847**	**105,339**	**539,882**	**9,337**	**19,798**
Credit Information	**267,074**	**11,838**	**64,291**	**189,389**	**54,528**	**4,949**
Screening Information	**166,536**	**10,166**	**4,505**	**284,007**	**-**	**4,740**
Corporate	**6,468**	**8,361**	**(108,675)**	**100,780**	**-**	**13,046**
	$6,213,714	**$114,424**	**$838,722**	**$4,892,111**	**$178,782**	**$ 98,963**
2002						
Title Insurance	$ 3,437,726	$ 42,092	$271,720	$1,618,186	$ 66,939	$ 45,014
Specialty Insurance	153,205	1,965	24,465	282,199	-	1,829
Trust and Other Services	41,687	1,091	13,548	147,039	3,558	299
Mortgage Information	485,206	10,161	146,849	433,471	-	12,130
Property Information	279,754	18,729	71,459	450,355	23,787	14,096
Credit Information	221,761	11,355	39,266	161,964	13,457	7,732
Screening Information	100,888	4,050	2,459	157,051	-	3,964
Corporate	(16,018)	7,386	(119,859)	147,780	-	9,608
	$4,704,209	$ 96,829	$449,907	$3,398,045	$107,741	$ 94,672
2001						
Title Insurance	$ 2,690,677	$ 49,208	$173,654	$1,303,832	$ 49,000	$ 48,197
Specialty Insurance	120,558	3,671	11,929	204,326	-	2,383
Trust and Other Services	39,661	1,173	12,269	138,899	3,756	651
Mortgage Information	420,118	11,233	129,751	379,170	-	21,187
Property Information	227,900	23,355	35,321	394,197	26,277	25,549
Credit Information	201,029	12,145	30,062	175,759	4,947	17,970
Screening Information	49,326	1,810	(286)	58,360	-	4,122
Corporate	1,454	5,753	(63,160)	182,720	-	9,162
	$ 3,750,723	$108,348	$329,540	$2,837,263	$ 83,980	$129,221

REPORT OF INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS

To the Board of Directors and Stockholders of The First American Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of The First American Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets as required by Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

As discussed in Note 9 to the financial statements, in 2003, the Company changed the classification of its mandatorily redeemable preferred securities as required by Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Francisco, California
March 11, 2004

BOARD OF DIRECTORS


D.P. Kennedy


Parker S. Kennedy


Gary J. Beban


J. David Chatham


The Hon. William G. Davis


Dr. James L. Doti


Lewis W. Douglas Jr.


Paul B. Fay Jr.


Frank E. O'Bryan


Roslyn B. Payne


D. Van Skilling


Herbert B. Tasker


Virginia M. Ueberroth

D.P. KENNEDY
Chairman Emeritus, The First American Corporation; and Vice Chairman, First American Title Insurance Company, Santa Ana, California. Director since 1956.

PARKER S. KENNEDY
Chairman of the Board, President, and Chief Executive Officer, The First American Corporation; and Chairman of the Board, First American Title Insurance Company, Santa Ana, California. Director since 1987.

GARY J. BEBAN
Senior Executive Managing Director, CB Richard Ellis, Inc., commercial real estate services, Chicago, Illinois. Director since 1996.

J. DAVID CHATHAM
President and Chief Executive Officer, Chatham Holdings Corporation, real estate development and associated industries, Alpharetta, Georgia. Director since 1989.

THE HON. WILLIAM G. DAVIS,
P.C., C.C., Q.C.; Counsel, Torys LLP, a law firm; and retired Premier of Ontario, Toronto, Ontario, Canada. Director since 1992.

DR. JAMES L. DOTI
President and Donald Bren Distinguished Chair of Business and Economics, Chapman University, Orange, California. Director since 1993.

LEWIS W. DOUGLAS JR.
Chairman, Stanley Energy, Inc., oil exploration, Denver, Colorado. Director since 1971 (earlier 1961-1967).

PAUL B. FAY JR.
President, The Fay Improvement Company, financial consulting and business ventures, San Francisco, California. Director since 1967.

FRANK E. O'BRYAN
Director, WMC Mortgage Corporation, Newport Beach, California. Director since 1994.

ROSLYN B. PAYNE
President, Jackson Street Partners, Ltd., real estate venture capital and investments, San Francisco, California. Director since 1988.

D. VAN SKILLING
Retired Chairman and Chief Executive Officer, Experian Information Solutions, Inc., Costa Mesa, California. Director since 1998.

HERBERT B. TASKER
Vice Chairman and Managing Director, Centre Capital Group, Inc., mortgage conduit, Walnut Creek, California. Director since 2002.

VIRGINIA M. UEBERROTH
Chairman, Ueberroth Family Foundation, Laguna Beach, California. Director since 1988.

OFFICERS

D.P. KENNEDY
Chairman Emeritus

PARKER S. KENNEDY
Chairman of the Board, President, and Chief Executive Officer

THOMAS A. KLEMENS
Senior Executive Vice President and Chief Financial Officer

CRAIG I. DEROY
Senior Executive Vice President

CURT A. CASPERSEN
Executive Vice President, Lender Services

DENNIS J. GILMORE
Executive Vice President, Property Information

~~JOHN M. HOLLENBECK~~
Executive Vice President, Technology

GARY L. KERMOTT
Executive Vice President, Title Insurance and Services

KENNETH D. DEGIORGIO
Senior Vice President and General Counsel

ROGER S. HULL
Senior Vice President and Chief Information Officer

TIMOTHY P. SULLIVAN
Senior Vice President and National Litigation Counsel

MARK R ARNESEN
Vice President, Secretary, and Corporate Counsel

JO ETTA BANDY
Vice President, Corporate Communications

ELIZABETH M. BRANDON
Vice President, Administration

KATHLEEN M. COLLINS
Vice President, Special Counsel, Associate Corporate Counsel, and Assistant Secretary

JAMES J. DUFFICY
Vice President, Regulatory Counsel, and Special Counsel

KAREN S. EBBING
Vice President, Corporate Services

PAUL W. KNUTSON
Vice President and Controller

LINDA L. SAUNDERS
Vice President, Affiliated Business Ventures

LANDON V. TAYLOR
Vice President, Market Development

MAX O. VALDES
Vice President and Chief Accounting Officer

THOMAS R. WAWERSICH
Vice President and Director of Mergers/Acquisitions

SEGMENT PRESIDENTS



Gary L. Kermott
Title Insurance
and Services



Craig I. DeRoy
Specialty
Insurance



D.P. Kennedy
Trust and
Other Services



Barry M. Sando
Mortgage
Information



Dennis J. Gilmore
Property
Information



Anand K. Nallathambi
Credit
Information



John W. Long
Screening
Information



Philip B. Branson

Phil Branson, who started First American Home Buyers Protection Corporation in 1984, retired in 2003. We thank him for his 19 years of leadership and strategic guidance.

PRIMARY COMPANIES

CORPORATE HEADQUARTERS
THE FIRST AMERICAN CORPORATION
1 First American Way
Santa Ana, California 92707
(714) 800-3000
www.firstam.com

FINANCIAL SERVICES GROUP

TITLE INSURANCE AND SERVICES SEGMENT
Gary L. Kermott
President,
Title Insurance and Services Segment

First American Title Insurance Company
1 First American Way
Santa Ana, California 92707
(714) 800-3000
Gary L. Kermott
President
John N. Casbon
Executive Vice President
Dennie L. Rowland
Executive Vice President
John R. Thoma
Vice President and Chief Financial Officer
William G. Ergas
Vice President and Treasurer
Larry W. Godec
Vice President and Chief Information Officer
John S. Christiansen
Senior Vice President
Robert J. Hauser Jr.
Senior Vice President
Curt G. Johnson
Senior Vice President and National Commercial Services Chief Operating Officer
Albert J. Lagomarsino
Senior Vice President
Scott Morey
Senior Vice President and National Commercial Services National Director of Sales
Clifford L. Morgan
Senior Vice President, Underwriting — New Product Development
Walter M. Reeves
Senior Vice President
Albert F. Rush
Senior Vice President and National Counsel
Timothy P. Sullivan
Senior Vice President and General Counsel
Joseph S. Tavarez Jr.
Senior Vice President and National Homebuilder Services Director

First American Title Insurance Company International Operations
2235 Sheridan Garden Drive
Oakville, Ontario L6J 7Y5
Canada
(877) 768-3111
Thomas H. Grifferty
Regional Vice President

First American Equity Loan Services, Inc.
The Halle Building
1228 Euclid Avenue, Suite 400
Cleveland, Ohio 44115
(216) 241-1278
Michael B. Hopkins
President

First American Residential Group, Inc.
5 Hutton Centre, Suite 600
Santa Ana, California 92707
(714) 800-5250
Stephen C. Roney
President and Chief Executive Officer

First American Transportation Title Insurance Company
510 Bienville Street
New Orleans, Louisiana 70130
(800) 247-4035
John N. Casbon
President and Chief Executive Officer

SMS Settlement Services, Inc.
1004 West Taft Avenue
Orange, California 92865
(714) 998-1111
Larry M. Davidson
President

Vendor Management Services, Inc.
1 First American Way
Santa Ana, California 92707
(714) 800-3000
Roger S. Hull
President and Chief Executive Officer

SPECIALTY INSURANCE SEGMENT
Craig I. DeRoy
President,
Specialty Insurance Segment

First American Home Buyers Protection Corporation
7833 Haskell Avenue
Van Nuys, California 91406
(818) 781-5050
Martin R. Wool
Chairman and Chief Executive Officer
Daniel T. Langston
Executive Vice President and Chief Operating Officer

First American Property & Casualty Insurance Company
114 East Fifth Street
Santa Ana, California 92701
(714) 560-7850
Dirk R. McNamee
President

First American Specialty Insurance Company
114 East Fifth Street
Santa Ana, California 92701
(714) 560-7850
Dirk R. McNamee
President

TRUST AND OTHER SERVICES SEGMENT
D.P. Kennedy
President, Trust and Other Services Segment

First American Trust, FSB
421 North Main Street
Santa Ana, California 92701
(877) 908-7878
Thomas M. Kelley
Chairman of the Board and Chief Executive Officer
Mark A. Hoppe
President, Investment Division
R. Daniel Banis
Executive Vice President

First Security Thrift
803 East Katella Avenue
Orange, California 92867
(714) 538-3481
James Bresnan
President and Chief Executive Officer

INFORMATION TECHNOLOGY GROUP

MORTGAGE INFORMATION SEGMENT
Barry M. Sando
President,
Mortgage Information Segment

First American Real Estate Information Services, Inc.
8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 229-8426
Barry M. Sando
Executive Vice President
Joseph R. Reppert
Vice Chairman
Michael C. Barrett
Vice Chairman
Robert C. Douglass
Chief Financial Officer
Craig J. Zinda
Senior Vice President, Secretary, and Corporate Counsel
William Sherakas
Chief Client Relations Officer
David C. Yavorsky
Chief Information Officer

Origination Products Division

First American Flood Data Services
11902 Burnet Road
Austin, Texas 78758
(800) 447-1772
Robert C. Douglass
President

First American Nationwide Documents
4500 Cherry Creek Drive South, Suite 1100
Denver, Colorado 80246
(800) 892-6678
Barbara A. Ricketts
Executive Vice President

Default Management Solutions Division

First American Default Management Solutions LLC
8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 229-8426
James C. Frappier
President
Jill A. Helmers
Executive Vice President and Chief Information Officer

First American Field Services
45240 Business Court
Sterling, Virginia 20166
(800) 873-4532
Steven W. Kator
President

First American Loss Mitigation Services
510 Bienville Street
New Orleans, Louisiana 70130
(800) 511-1278
Richard D. Roniger
Senior Vice President and Chief Operating Officer

First American National Default Outsourcing
401 East Corporate Drive, Suite 100A
Lewisville, Texas 75057
(214) 695-2480
Dennis Jankowski
Senior Vice President and Chief Operating Officer

First American DAISY
15000 Surveyor Boulevard, Suite 100
Addison, Texas 75001
(877) 686-2701
Jill A. Helmers
Executive Vice President and Chief Operating Officer

First American National Claims Outsourcing LLC
45 NE Loop 410, Suite 190
San Antonio, Texas 78216
(210) 281-1000
Scott A. Brinkley
President

Escrow Servicing Products Division

First American Real Estate Tax Service
8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 229-8426
Lucy A. Przybyla
President
Gregory J. Giammario
Executive Vice President

First American Commercial Real Estate Services, Inc.
8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 359-3908
S. Lewis Hill
President

PROPERTY INFORMATION SEGMENT
Dennis J. Gilmore
President,
Property Information Segment

First American Real Estate Solutions, LP
5601 East La Palma Avenue
Anaheim, California 92807
(800) 426-1466
George S. Livermore
President

Data Trace
5601 East La Palma Avenue
Anaheim, California 92807
(888) 225-5787
Michael T. Henney
President

Data Tree LLC
550 West C Street, Suite 2040
San Diego, California 92101
(619) 231-3300
Robert A. Karraa
Chief Operating Officer

eAppraiseIT, LLC
12395 First American Way
Poway, California 92064
(800) 281-6200
Chris Leavell
President

Source One Services Corporation
150 West Civic Center Drive, Suite 500
Sandy, Utah 84070
(801) 303-2400
Chris Leavell
President

CREDIT INFORMATION SEGMENT

Anand K. Nallathambi
President,
Credit Information Segment

First American CREDCO
12395 First American Way
Poway, California 92064
(800) 255-0792

Anand K. Nallathambi
President

Per Göthe
Executive Vice President

Kathy Manzione
Executive Vice President and Chief Operating Officer

First American CREDCO Automotive & Specialty Markets Division
12395 First American Way
Poway, California 92064
(800) 694-1414

Eric J. Rumsey
President

First American Membership Services
12395 First American Way
Poway, California 92064
(800) 710-1877

Mary S. Siegrist
President

Teletrack, Inc.
155 Technology Parkway, Suite 800
Norcross, Georgia 30092
(800) 729-6981

Howard L. Tischler
President

First American Credit Management Solutions, Inc.
135 National Business Parkway, Suite 300
Annapolis Junction, Maryland 20701
(301) 362-6000

Howard L. Tischler
President and Chief Executive Officer

Vehicle Title, LLC
12395 First American Way
Poway, CA 92064
(866) 819-3100

Thomas R. Rubadue
President

SCREENING INFORMATION SEGMENT

John W. Long
President,
Screening Information Segment

First Advantage Corporation
One Progress Plaza, Suite 2400
St. Petersburg, Florida 33701
(727) 214-3411

John W. Long
President and Chief Executive Officer

Akshaya B. Mehta
Executive Vice President and Chief Operating Officer

John C. Lamson
Executive Vice President and Chief Financial Officer

Kenneth D. DeGiorgio
Executive Vice President and General Counsel

Paul F. Areida
President, Motor Vehicle Record Services Division

Evan T. Barnett
President, Resident Screening Services Division

Robert A. Schwartz
President, Consumer Services Division
President, US SEARCH.com Inc.

Richard J. Taffet
President, Omega Insurance Services Investigative Services Division

Bart K. Valdez
President, Employment Screening Services Division

STOCKHOLDER INFORMATION

Stock Listing

The First American Corporation's common stock is traded on the New York Stock Exchange under the symbol "FAF."

Common Stock Price	2003	
	High	Low
First Quarter	$24.73	$21.72
Second Quarter	$27.85	$24.67
Third Quarter	$27.25	$23.36
Fourth Quarter	$30.64	$25.38

Investor Contact

Denise M. Warren
Investor Relations Director
dwarren@firstam.com
(800) 854-3643, ext. 3915
Additional copies of this Annual Report and other information about the Company are available from the Corporate Communications Department at (800) 854-3643, ext. 3298.

Transfer Agent, Registrar, and Dividend Disbursing Agent

First American Trust, FSB
421 North Main Street
Santa Ana, California 92701-4617
shareholderservices.trust@firstam.com
(800) 894-4076
Any change of a stockholder's address should be sent to the Transfer Agent and Registrar at the address above.

Dividend Payment Dates

Quarterly dividends on common stock are paid, following declaration by the Board of Directors, on, or about, the 15th of January, April, July, and October. The Company has paid a cash dividend every year since 1909.

Annual Meeting

The Annual Meeting of Stockholders will be held at 2:00 pm on May 13, 2004, at First American's Home Office, located at 1 First American Way, Santa Ana, California.

Safe-Harbor Statement

Certain statements made in this Annual Report, including those related to data system efficiency, significant title insurance acquisitions, the acquisition of Transamerica's tax service and flood certification businesses, market share position, 2004 volumes, national expansion in the home warranty business, new initiatives, additional markets, non-title insurance businesses, insurance regulation and other regulations, and cash requirements are forward looking. Risks and uncertainties exist that may cause results to differ materially from those set forth in these forward-looking statements. Factors that could cause the anticipated results to differ from those described in the forward-looking statements include: interest rate fluctuations; changes in the performance of the real estate markets; limitations on access to public records and other data; general volatility in the capital markets; changes in applicable government regulations; consolidation among the Company's significant customers and competitors; the Company's continued ability to identify businesses to be acquired; changes in the Company's ability to integrate businesses which it acquires; and other factors described in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission. The forward-looking statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

First American and the eagle logo are registered trademarks of The First American Corporation.
Editor: Jo Etta Bandy
Design: Ervin | Bell Advertising
Printer: Anderson Printing

The First American Corporation

The Nation's Data Provider

1 First American Way, Santa Ana, CA 92707
800.854.3643 ▾ *www.firstam.com* ▾ NYSE: FAF